UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☑   Form C/A: Amendment to Offering Statement
    ☑   Check box if Amendment is material and investors must reconfirm within five business days.
    This material amendment is filed to (i) increase the Target Offering Amount; (ii) reduce the Maximum Offering Amount; (iii) extend the Offering Deadline to September 15, 2023; and (iv) modify Specific Terms of the Offering.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Carry Golf Club LLC

Legal status of Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    February 22, 2023

Physical Address of Issuer:

234 Seven Farms Drive, 2nd Floor, Daniel Island, SC 29492, United States

Website of Issuer:

https://www.carry.golf

Is there a Co-Issuer? _____ Yes __X_ No

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of a three percent (3%) commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of DealMaker Securities LLC. Additionally, the Issuer must reimburse certain expenses related to the Offering. The securities issued to DealMaker Securities LLC, if any, will be of the same class and have the same terms, conditions, and rights as the Securities being offered and sold by the Issuer through DealMaker Securities' platform.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary is entitled to a securities fee equal to one percent (1%) of the Securities issued in the Offering. The Securities issued to DealMaker Securities LLC, if any, will be of the same class and have the same terms, conditions, and rights as the Securities being offered and sold by the Issuer through DealMaker Securities' platform.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Membership Units

Target Number of Securities to be Offered:

255,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$255,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$550,000

Deadline to reach the Target Offering Amount:

September 15, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2022)*	Prior fiscal year-end (2021)*
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Current Liabilities	$0	$0
Long-Term Liabilities	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold**	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$0	$0

*The Company was formed on February 22, 2023. As such, there are no financial results for 2022 and 2021. Exhibit E, attached hereto and made a part hereof, includes financials of the Company since inception, dated March 6, 2023. Additionally, as supplemental information, the 2022 reviewed financials of Carry: Athlete Investing Inc., the current sole owner of the Company, are included in Exhibit E. Carry: Athlete Investing Inc. was not in existence in 2021 and there are no financial results for that period.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement
Exhibit D: Operating Agreement
Exhibit E: Financial Statements

Offering Statement (Exhibit A)
June 1, 2023

Carry Golf Club LLC

Up to $550,000 of Membership Units

Carry Golf Club LLC ("**Carry Golf**," the "**Company,**" "we," "us," or "our") is offering a minimum amount of $255,000 (the "**Target Offering Amount**") and up to a maximum amount of $550,000 (the "**Maximum Offering Amount**") of Membership Units (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering**"). The Company must raise an amount equal to or greater than the Target Offering Amount by September 15, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount (3)	$250	$7.50	$242.50
Target Offering Amount	$255,000	$7,650	$247,350
Maximum Offering Amount	$550,000	$16,500	$523,500

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the three percent (3%) commission on cash proceeds received in the Offering, the Intermediary will also receive a securities commission equal to one percent (1%) of the Securities sold in this Offering, a one-time $13,185 payment and a $2,000 monthly maintenance fee. The one-time $13,185 setup fee, monthly maintenance fees and other set up costs have been paid by the Manager prior to launching the crowdfunding campaign and will not be reimbursed by the Company to the Manager.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C/A. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company, nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company, nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.carry.golf

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C/A is June 1, 2023

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C/A to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Carry Golf Club LLC (the "Company") is offering a new investment product for rising professional golfers seeking the capital they need to train and compete. The Company was formed as a limited liability company in Delaware on February 22, 2023.

The Company is located at 234 Seven Farms Drive, 2nd Floor, Daniel Island, SC 29492, United States.

The Company's website is https://www.carry.golf.

The Company is qualified to conduct business in Delaware and is in the process of qualifying to conduct business in South Carolina. The Company sells its offerings through the internet throughout the United States.

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under https://www.invest.carry.golf (the "**Investor Website Page**") and the version published as of the date of this Form C/A is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	$255,000
Name of Securities	Membership Units
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	255,000*
Maximum Amount of the Securities Offered	$550,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	550,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$250 +
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) +
Offering Deadline	September 15, 2023
Use of Proceeds	See the section entitled "Use of Proceeds" on page 24 hereof.
Voting Rights	None. See the description of the voting rights on page 26.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. All purchases above the Minimum Individual Purchase Amount must be in $50 increments.

Specific Terms of the Offering

UPDATE: In light of the current macroeconomic environment, the Company has revised its fundraising plan and targets for its Offering in order to focus on obtaining funding for the Athletes for the 2023 season only (the "2023 Cohort"). The Company remains focused on raising gross proceeds that would ensure each Athlete receives between $45,000-$55,000 for the 2023 Cohort, depending on their individual tour status (the "Maximum Funding Level"). Assuming the Company reaches this Maximum Funding Level, the Athletes will be bound to a four-year earnings return obligation to the Company equal to 15% of gross, on-course winnings in qualifying events during such time period, for which the Company will then distribute annually to its Investors on a pro-rata basis. The Company intends to invest additional funds into marketing and investor relations, from the Manager's corporate balance sheet which will not be reimbursed, to reach the Maximum Funding Level. If demand accelerates before the close of the campaign, the Company will re-evaluate whether to increase the Maximum Offering Amount for the Offering to fund the Athletes for the 2024 season.

- **Manager:** The Company will be managed by Carry: Athlete Investing Inc., the current sole owner of the Company. Donald K. Dotson, the CEO of the Company and the CEO of Carry: Athlete Investing Inc., will be the designated representative of the Manager and is empowered to make all investment decisions, including, but not limited to, the selection of professional golfers, the terms of any CASE agreements entered into and all other business decisions affecting the Company. Carry: Athlete Investing Inc. will not receive a management fee for its role as Manager. The Manager may use a portion of the Offering proceeds to offset expenses incurred by the Manager on behalf of the Company or incurred by the Company directly (the Manager will not be reimbursed for marketing and investor relations expenses directly invested by it related to the Offering).

- **Company Investable Assets:** The total capital available to the Company will be calculated as the total amount of cash proceeds raised in the Offering less the sum of (i) upfront legal and accounting fees plus (ii) vendor payment processing and escrow fees plus (iii) the Intermediary Fee.

- **Target Number of Athletes (Professional Golfers):** The target number of professional golfers (Athletes) that the Company will fund for the 2023 Cohort is ten (10). Each golfer will be expected to sign a Contingent Agreement for Shared Earnings (CASE) with the Company which will govern the amount of funds the Company will provide to such athlete for the 2023 Cohort plus the percentage of earnings generated by such athlete to be paid to the Company on December 15th of each calendar year in which the CASE is in effect.

- **CASE Funding Amounts and Dates:** The aggregate CASE funding amounts for the 2023 Cohort will be dependent upon the amount of proceeds raised in the Offering by the Company (the Minimum Funding Amount ($255,000), the Base Case Funding Amount ($405,000) and the Maximum Funding Amount ($550,000)). Pursuant to the CASE agreements, the Company must fund at least the Minimum Funding Amount for the first year (2023) by June 15, 2023. The Minimum Funding Amount to the Athletes will range between $22,500 and $27,500 per Athlete. The Base Case Funding Amount will range between $33,750 and $41,250 per Athlete and the Maximum Funding Amount will range between $45,000 and $55,000 per Athlete.

Funding Levels	Total Funding	Amount to Athletes	Amount Per Athlete	Earnings Return Rate
Maximum	$ 550,000	$ 510,000	$45,000-$55,000	15.00%
Base Case	$ 405,000	$ 382,500	$33,750-$41,250	11.25%
Minimum	$ 255,000	$ 245,000	$22,500-$27,500	7.50%

*The total funding amounts shown above do not include amounts required by the Intermediary to be raised prior to any closing to cover closing fees (credit card processing, escrow) along with a required excess buffer. As such, the initial closing will not occur until the Offering has raised $280,000.

- In the event the Company raises the Minimum Funding Amount by June 10, 2023, the Company will have an initial closing of the Offering and make the Minimum Funding Amount distributions to the Athletes for the 2023 Cohort (between $22,500 and $27,500 per Athlete less any amounts previously paid to the Athletes under the CASE Agreements, either by the Company or the Manager). If the Minimum Funding Amount is not raised by June 10, 2023, the Company may, at the discretion of the Manager, withdraw the Offering.

- In the event the Company raises the Base Case Funding Amount by August 1, 2023, the Company will have a second closing and make the Base Case Funding Amount distributions to the Athletes for the 2023 Cohort (between $33,750 and $41,250 less any Minimum Funding Amount distributions previously paid to the Athletes).

- In the event the Company raises the Maximum Funding Amount by September 15, 2023, the Company will have a final closing and make Maximum Target Funding Amount distributions to the Athletes for the 2023 Cohort (between $45,000 and $50,000 less any Minimum Funding Amount and/or Base Case Funding Amounts distributions previously paid to the Athletes).

- Carry: Athlete Investing Inc. has already provided a $1,000 advance to each Athlete which will be applied to the Minimum Funding Amount and reimbursed to Carry: Athlete Investing Inc upon the initial closing of the Offering.

- **CASE Funding Period:** The CASE Funding Period will be for the 2023 Cohort. Should demand accelerate over the summer and exceed the Maximum Offering Amount, the Company will evaluate market conditions and determine whether to amend the Form C and increase the Maximum Offering Amount to raise capital to fund the Athletes for 2024.

- **Earnings Return Rate:** The Earnings Return Rate will vary depending upon the amount of the Case Funding Amount. The Earnings Return Rate is based on earnings from all golf tournaments with a total purse of at least $1.5MM (each, a "**Qualifying Event**") that an Athlete participates in and is as follows:

  - For Athletes receiving the Minimum Funding Amount, 7.5% of earnings from each Qualifying Event.

  - For Athletes receiving the Base Case Funding Amount, 11.25% of earnings from each Qualifying Event.

  - For Athletes receiving the Maximum Funding Amount, 15% of earnings from each Qualifying Event.

- **Earnings Return Term:** The Earnings Return Term shall be four (4) years.

- **Distribution Waterfall**: On December 15th of each year, all cash inflows of the Company, including earnings generated by the select team of professional golfers and an agreed upon percentage of corporate sponsorship and affiliate marketing revenues generated by Carry: Athlete Investing Inc. in promoting the Company (in its role as marketing firm, and not in its capacity as Manager), from the prior December 16th to December 15th period, will be distributed to the Investors.

- **Holding Period and Duration of Company**: The holding period for Investors and duration of the Company shall be four (4) years.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Donald Dotson	CEO	CEO of Carry Golf Club LLC, 2023 – Present • Responsible for sales, planning, operations, and general CEO responsibilities Founder and CEO of Carry: Athlete Investing Inc. 2021-Present • Responsible for sales, planning, operations, and general CEO responsibilities Director of Business Development, Sportradar 2020-2021 Identified, diligenced, and secured new business opportunities, focusing on sports data and fan engagement companies	Duke University, The Fuqua School of Business, MBA, 2017 University of South Florida, B.A., Criminology, 2007

Biographical Information

<u>Donald Dotson</u>: Donnie is the CEO of the Company and also has been delegated by the Manager of the Company, Carry: Athlete Investing Inc., to run the day-to-day operations of the Company. Prior to founding Carry: Athlete Investing Inc., Donnie served for 12 years in the defense and national security arena as a US Marine and Department of Defense Intelligence Officer. He also worked in Investment Management for three years as a Private Wealth Advisor at Goldman Sachs, managing investment portfolios for High-Net-Worth individuals and families. Most recently, he worked in a broad corporate development role at Sportradar – one of the global leaders in the sports data and analytics industry – identifying, analyzing, and securing new business and partnership opportunities during the first year of the Covid-19 crisis.

Manager

Carry: Athlete Investing Inc., the current sole owner of the Company, will be the Manager of the Company. Carry: Athlete Investing Inc. is a sports technology and fan engagement startup which enables "early-stage" professional athletes to access the funding they need to train and compete the right way by facilitating funding from private individuals who wish to support athletes in exchange for unique access, experiences, and potential returns.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under https://www.invest.carry.golf. The version published as of the date of this Form C/A is attached as Exhibit B.

Description of the Business

Carry Golf Club LLC (the "Company") is offering a new investment product for rising professional golfers seeking the capital they need to train and compete. The Company was originally formed on February 22, 2023.

Business Plan

The Company is seeking to assist rising golfers (the "Athletes") by offering them upfront capital in exchange for a unique access, experiential engagement, and the receipt of a percentage of earnings each Athlete achieves during a given year. Specifically, the Company will raise capital from "fan Investors", to distribute to a select group of ten (10) Athletes for which it has signed a Contingent Agreement for Shared Earnings (CASE) for 2023. In addition to receiving potential returns from the Athletes' future earnings, "fan Investors" will have opportunities to interact with the Athletes on the team and participate in experience events that the Company organizes with the Athletes, including special golf outings, VIP dinners and insider access. The CASE does not provide for a guarantee of repayment or a debt obligation from the Athletes. When the Athletes participate in qualifying events, the Company will receive a defined percentage of the Athletes on-course earnings which will be paid to the Company on December 15th of each year. These earnings will then be distributed to the Company's investors upon receipt via bank transfer or hard-copy check. Earnings will be distributed on a pro-rata basis.

In general, each Athlete will receive between $25,000 to $55,000 of financial support for 2023. The amount of funding to each Athlete will be based upon the Athlete's tour status/affiliation at the time of signing of the CASE and the amounts raised in the Offering (as described in the Specific Terms of the Offering on Page 6 herein).

For Athletes receiving financial support for 2023, the Company will receive in return the defined percentage of the Athletes on-course earnings for four (4) seasons. In addition to the on-course earnings, Carry: Athlete Investing Inc., in its role as a marketing firm and not as the Manager, will work to create sponsorship and affiliate opportunities for the Company, while providing each Athlete personal brand exposure and media coverage. For any earnings generated from such efforts by Carry: Athlete Investing Inc., the Company will receive an agreed upon percentage which will also be distributed to the Company's investors.

The funds raised in this Offering by the Company will be used to fund the Athletes and build the team. The Company intends to create other sets of golfer teams in the future as the Company proves out its business model and expands its business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Contingent Agreement for Shared Earnings (CASE)	Agreement used to fund emerging professional golfers in exchange for a percentage of earnings they achieve.	Professional golfers

Competition

The Company will compete against individual backers of professional golfers or loosely structured partnerships used to fund professional golfers. Other companies have also started to emerge to enable individuals to invest in golfers. Prompti and Commonwealth are also young companies, with smaller footprints in the golf industry. Their models vary but they are attempting to facilitate funding for professional golfers.

Customer Base

Our client base is rising professional golfers seeking financial support as they seek to enter the professional tour.

Our investor customer base are golf fans seeking to not only achieve a return on their investment but also to experience opportunities and interactions with the golfers on the team.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Employees

The Company currently has 0 full-time employees. The Company will utilize independent contractors and advisors, including those from Carry: Athlete Investing Inc., the Manager of the Company.

Perks

The Company is offering the following Perks to Investors:

A. **Founding Members**: Investors who invest in the first closing of the Offering by June 10, 2023, shall be deemed Founding Members of the Company. Such Founding Members will receive additional member perks such as discounted merchandise pricing and priority invites to overseas golf trips via the Company's brand partner, Fairways to Heaven Golf. Founding Members will also be entitled Time-Based Bonus Shares as a reward for their early participation in the Carry Golf Club LLC.

Time-Based Bonus Shares:

Commitment Received By	Bonus shares
Prior to 11:59 Pacific Time on June 10, 2023	20%

B. **Discounts to Partner Brand Products**: All participating investors in the campaign will receive discounts on select partner brand products.

Golf Company Product Type	Discount %
Home Simulator Technology Provider	10-20%
Range Finder Technology Provider	10-20%
Apparel & Golf Balls	10-20%
Club Fitting	50%+

C. **Investor Experience Perks:** Investors who contribute at least the minimums identified in the table below will also be entitled to additional experiential opportunities with the Company and its Athletes, subject to the participation number limited specified below the table.

Golf Experience / Access	Investment Minimum
Invitation to Annual Golf Retreat (including Pro-Am) along with autographed poster of Carry Golfers*	$10,000
VIP Dinner with Carry Leadership and Golfers*	$10,000
Live, video-based, Q&A with a PGA Tour Player**	$5,000
Quarterly, video-based, Q&As with Carry Golfers	$2,500
Weekly Tournament Summaries from Carry Golfers	$250

*Limited to the first twenty-five (25) committed investors of $10,000 or more.
**Limited to the (i) first one hundred and fifty (150) committed investors of between $5,000 and $9,999; and (ii) the first twenty-five 25 committed investors of $10,000 or more.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

We may rely on other companies to provide services to the Company.

We may depend on other companies to provide services to the Company, particularly in regards to marketing and other opportunities. The Company's ability to meet its obligations to its golfers and to investors may be adversely affected if third party service providers do not provide the agreed-upon services in a timely and effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our golfers', expectations.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the Manager of the Company and key employees of the Manager.

We are dependent on the Manager of the Company and its key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of the Manager of the Company could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

If we are unsuccessful in adding professional golfers to our teams, or if our professional golfers do not perform, our revenue, financial results, and business may be significantly harmed.

We invest in a select team of professional emerging golfers. Our ability to attract professional golfers, and their successful performance in achieving earnings, is critical to our success. Our financial performance will be significantly determined by our success in adding and retaining professional golfers to our team, and their success in tournaments and our success in generating off-course marketing opportunities. If we are unable to attract or retain professional golfers, or the golfers are unable to generate sufficient earnings in tournaments or we do not generate off-course marketing opportunities, we could see a decrease in interest in our offering, insufficient returns or be unable to fill out our golfer team or generate investor interest. There is no guarantee that we will not experience an erosion of our professional golfer team or investor engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand will be critical to our business and success. Any incident that erodes golfer or investor loyalty to our brand could significantly reduce our brand value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy, related to the Company or any of its professional golfers. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Associated with Investing in Professional Golfers.

While investing in professional golfers may offer the opportunity for significant gains, these investments also involve a high degree of business and financial risk. Many investment decisions by the Manager will be dependent upon the ability to obtain relevant information from nonpublic sources, and the Manager may be required to make decisions without complete information or in reliance upon information provided by third parties that is impossible or impracticable to verify. The marketability and value of any investment in professional golfers will depend upon many factors beyond the Manager's control. A golfer's performance may have substantial variations in earnings from period to period, golfers on the team will face intense competition, and performance of the golfers could experience declines in results at any stage. Volatility of earnings generated by the professional golfers on the team may adversely affect the value of the Company's investment in the select golf team.

An Investment in the Company will be Illiquid and Requires a Significant Holding Period.

The terms of the investment in the Offering require an Investor to hold their investment for a significant period of time. The holding period for an investment in the Company is seven (7) years as the Company will dissolve as of such date. Additionally, Investors may not be able to dispose of their investment in the Company when they desire and such investment will be illiquid.

No Assurance of Profit or Distributions.

The Company's investment strategy in selecting and investing in professional golfers, generating off-course marketing opportunities, and realizing a significant return for investors is uncertain. There is no assurance that the Company's investments in the professional golfer team will be profitable or that any material distributions will be made to the Investors. The marketability and value of the Company's investments will depend upon many factors, most of which are beyond the control of the Company. As such, Investors could lose the entire amount of their investment.

An Investors ability to receive a distribution of profits will be made annually. At the end of the annual period, all of the Company's cash inflows shall be returned to the Investors on a pro-rata basis. There is no guarantee that Investors will receive a profit distribution in a given year or will even receive back their investment amount at the end of the holding period.

Management of the Company.

The Investors have delegated management of the Company to the Manager. Accordingly, the Investors will have no opportunity to control the day-to-day operations, including selection and investment decisions for the professional golfer team, of the Company. The Manager may make selection recommendations for the professional golfer team which results in a loss for the Company. There can be no assurance that the Manager will make recommendations that result in profitable returns for the Company. Investors must be willing to rely on the judgment, skill, experience, and expertise of the Manager to select the professional golfers for the team into which the Company will make an investment. Accordingly, no person should purchase the Securities unless that person is willing to entrust all aspects of the management of the Company to the Manager. The Manager may be removed and/or replaced as provided in the Operating Agreement.

Company Not Registered.

The Company is not expected to be registered under the Investment Company Act pursuant to an exemption set forth in Section 3(c)(1) and/or Section 3(c)(7) of the Investment Company Act. The Investment Company Act provides certain protection to investors and imposes certain restrictions on registered investment companies (including, for example, limitations on the ability of registered investment companies to incur debt), none of which will be applicable to the Company. The Manager is not registered as a broker/dealer under the Securities Exchange Act of 1934, as amended, or a member of, and subject to the rules of, the Financial Industry Regulatory Authority ("FINRA"). Consequently, the Manager is not subject to the record keeping and specific business practice provisions of that act or the rules of FINRA. Neither the Company nor its counsel can assure investors that, under certain conditions, changed circumstances, or changes in the law, the Company may not become subject to the Investment Company Act or other burdensome regulation.

Taxation Risks.

An investment in the Company may involve complex U.S. federal income tax considerations that will differ for each Investor. The Company will file an annual information return on IRS Form 1065 and will provide information on Schedule K-1 to each Investor following the close of the Company's taxable year if deemed necessary by the Manager. Each Investor will be responsible for the preparation and filing of that Investors own income tax returns. No assurance can be given that current tax laws, rulings and regulations will not be changed during the life of the Company. Investors should consult their tax advisors for further information about the tax consequences of purchasing the Securities.

Allocation of Management Resources.

Although the Manager has agreed under the terms of the Operating Agreement to devote sufficient time (in their discretion) to the business and affairs of the Company, conflicts may arise in the allocation of management resources as the Manager may have other business commitments or similar companies to operate and manage.

Other Investments.

The Manager or its affiliates may create and manage other companies that have similar investment strategies and objectives. Those activities would require the time and attention of the Manager or its affiliates. Any new company created by the Manager may focus on the same investments in professional golfers as those on which the Company anticipates focusing and may compete with the Company for professional golfer investment opportunities. In that event, the Manager, in its sole discretion, will allocate those opportunities between the Company and those other entities on a basis the Manager believes, in good faith, to be fair and reasonable. Those other companies also may compete with the Company for capital commitments from potential investors. In those situations, the interests of the Manager may conflict with the interests of the Company, the Investors or both.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

In the event the Company does not raise the Maximum Offering Amount, it will be unable to fully fund its CASE Agreements for 2023 and will receive reduced earnings payouts.

In the event the Company does not raise the Maximum Offering Amount, it will be unable to fully fund its CASE agreements for 2023, resulting in reduced earnings payouts. This could impact the returns of the Company to Investors.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by law or provided for by the Company Operating Agreement.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law and the Company Operating Agreement. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Company Operating Agreement may contain provisions that reduce or eliminate duties (including fiduciary duties) of the Manager.

The Company's Operating Agreement may provide that the management of the Company, in exercising their rights in their capacity as managers, may not be subject to an independent duty to the Company and to the fullest extent permitted by law, each member of Company waives all fiduciary duties and liabilities of the Company's management. As a result, members of the Company may not be entitled to certain protections that are afforded to equity holders in certain other entities, such as corporations or limited liability companies that have not sought to expressly waive the fiduciary duties of their governing body or other affiliates.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C/A and/or incorporated by reference in this Form C/A, including without limitation the Investor Website located at Exhibit B and the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C/A filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C/A.

The purpose of this Offering is to generate additional capital to pursue marketing activities and technology and product development. See "Use of Proceeds" section for more information.

Minimum Amount of the Securities Offered	$255,000
Name of Securities	Membership Units
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	255,000[*]
Maximum Amount of the Securities Offered	$550,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	550,000[*]
Price Per Security	$1.00
Minimum Individual Purchase Amount	$250 [+]
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) [+]
Offering Deadline	September 15, 2023
Use of Proceeds	See the section entitled "Use of Proceeds" on page 24 hereof.
Voting Rights	None. See the description of the voting rights on page 23.

[*]The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering.

[+] The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. All purchases above the Minimum Individual Purchase Amount must be in $50 increments.

Specific Terms of the Offering

UPDATE: In light of the current macroeconomic environment, the Company has revised its fundraising plan and targets for its Offering in order to focus on obtaining funding for the Athletes for the 2023 season only (the "2023 Cohort"). The Company remains focused on raising gross proceeds that would ensure each Athlete receives between $45,000-$55,000 for the 2023 Cohort, depending on their individual tour status (the "Maximum Funding Level"). Assuming the Company reaches this Maximum Funding Level, the Athletes will be bound to a four-year earnings return obligation to the Company (for distribution to Fan Investors in the Company) equal to 15% of gross, on-course winnings in qualifying events during such time period for which the Company will then distribute annually to its Investors on a pro-rata basis. The Company intends to invest additional funds into marketing and investor relations, from the Manager's corporate balance sheet which will not be reimbursed, to reach the Maximum Funding Level. If demand accelerates before the close of the campaign, the Company will re-evaluate whether to increase the Maximum Offering Amount for the Offering to fund the Athletes for the 2024 season.

- **Manager:** The Company will be managed by Carry: Athlete Investing Inc., the current sole owner of the Company. Donnie Dotson, the CEO of the Company and the CEO of Carry: Athlete Investing Inc., will be the designated representative of the Manager and is empowered to make all investment decisions, including, but not limited to, the selection of professional golfers, the terms of any CASE agreements entered into and all other business decisions affecting the Company. Carry Golf LLC will not receive a management fee for its role as Manager. The Manager may use a portion of the Offering proceeds to offset expenses incurred by the Manager on behalf of the Company or incurred by the Company directly (the Manager will not be reimbursed for marketing and investor relations expenses directly invested by it related to the Offering).

- **Company Investable Assets:** The total capital available to the Company will be calculated as the total amount of cash proceeds raised in the Offering less the sum of (i) upfront legal and accounting fees plus (ii) vendor payment processing and escrow fees plus (iii) the Intermediary Fee.

- **Target Number of Athletes (Professional Golfers):** The target number of professional golfers (Athletes) that the Company will fund for the 2023 Cohort is ten (10). Each golfer will be expected to sign a Contingent Agreement for Shared Earnings (CASE) with the Company which will govern the amount of funds the Company will provide to such athlete for the 2023 Cohort plus the percentage of earnings generated by such athlete to be paid to the Company on December 15th of each calendar year in which the CASE is in effect.

- **CASE Funding Amounts and Dates:** The aggregate CASE funding amounts for the 2023 Cohort will be dependent upon the amount of proceeds raised in the Offering by the Company (the Minimum Funding Amount ($255,000), the Base Case Funding Amount ($405,000) and the Maximum Funding Amount ($550,000)). Pursuant to the CASE agreements, the Company must fund at least the Minimum Funding Amount for the first year (2023) by June 15, 2023. The Minimum Funding Amount to the Athletes will range between $22,500 and $27,500 per Athlete. The Base Case Funding Amount will range between $35,000 and $40,000 per Athlete and the Maximum Funding Amount will range between $45,000 and $55,000 per Athlete.

Funding Levels	Total Funding	Amount to Athletes	Amount Per Athlete	Earnings Return Rate
Maximum	$ 550,000	$ 510,000	$45,000-$55,000	15.00%
Base Case	$ 405,000	$ 382,500	$33,750-$41,250	11.25%
Minimum	$ 255,000	$ 245,000	$22,500-$27,500	7.50%

*The total funding amounts shown above do not include amounts required by the Intermediary to be raised prior to any closing to cover closing fees (credit card processing, escrow) along with a required excess buffer. As such, the initial closing will not occur until the Offering has raised $280,000.

- In the event the Company raises the Minimum Funding Amount by June 10, 2023, the Company will have an initial closing of the Offering and make the Minimum Funding Amount distributions to the Athletes for the 2023 Cohort (between $22,500 and $27,500 per Athlete less any amounts previously paid to the Athletes under the CASE Agreements, either by the Company or the Manager). If the Minimum Funding Amount is not raised by June 10, 2023, the Company may, at the discretion of the Manager, withdraw the Offering.

- In the event the Company raises the Base Case Funding Amount by August 1, 2023, the Company will have a second closing of the Offering and make the Base Case Funding Amount distributions to the Athletes pursuant to the CASE contracts for the 2023 Cohort (between $33,750 and $41,250 less any Minimum Funding Amount distributions previously paid to the Athletes).

- In the event the Company raises the Maximum Funding Amount by September 15, 2023, the Company will have a final closing of the Offering and make Maximum Funding Amount distributions to the Athletes for the 2023 Cohort (between $45,000 and $50,000 less any Minimum Funding Amount and/or Base Case Funding Amounts distributions previously paid to the Athletes).

- Carry: Athlete Investing Inc. has already provided a $1,000 advance to each Athlete which will be applied to the Minimum Funding Amount and reimbursed to Carry: Athlete Investing Inc upon the initial closing of the Offering.

- **CASE Funding Period:** The CASE Funding Period will be for the 2023 Cohort. Should demand accelerate over the summer and exceed the Maximum Offering Amount, the Company will evaluate market conditions and determine whether to amend the Form C and increase the Maximum Offering Amount to raise capital to fund the Athletes for 2024.

- **Earnings Return Rate:** The Earnings Return Rate will vary depending upon the amount of the Case Funding Amount. The Earnings Return Rate is based on earnings from all golf tournaments with a total purse of at least $1.5MM (each, a "**Qualifying Event**") that an Athlete participates in and is as follows:

    - For Athletes receiving the Minimum Funding Amount, 7.5% of earnings from each Qualifying Event.

    - For Athletes receiving the Base Case Funding Amount, 11.25% of earnings from each Qualifying Event.

    - For Athletes receiving the Maximum Funding Amount, 15% of earnings from each Qualifying Event.

- **Earnings Return Term:** The Earnings Return Term shall be four (4) years.

- **Distribution Waterfall**: On December 15th of each year, all cash inflows of the Company, including earnings generated by the select team of professional golfers and an agreed upon percentage of corporate sponsorship and affiliate marketing revenues generated by Carry: Athlete Investing Inc. in promoting the Company (in its role as marketing firm, and not in its capacity as Manager), from the prior December 16th to December 15th period, will be distributed to the Investors.

- **Holding Period and Duration of Company**: The holding period for Investors and the duration of the Company will be four (4) years.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Oversubscriptions

The Target Offering Amount is $255,000, but investments in excess of the Target Offering Amount will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the status of this Offering may be found at https://www.invest.carry.golf.

Intermediary Information

The Intermediary for the Company is DealMaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Platform Compensation

As compensation for the services provided by, the Issuer is required to pay to the Intermediary a cash fee consisting of a three percent (3%) commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the Issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the Securities being offered and sold by the Issuer through the Intermediary's platform.

In addition, the Intermediary is entitled to a securities fee equal to one percent (1%) of the Securities issued in the Offering. The securities issued to DealMaker Securities LLC, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer through DealMaker Securities' platform.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS*

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees**	3%	$7,650	3%	$16,500
2023 Cohort Funding (1)	96%	$245,000	92.7%	$ 510,000
Reimbursement to Manager for Advances to 2023 Cohort***	0%	$0	1.8%	$10,000
General Administrative	1%	$2,350	2.5%	$13,500
Total	**100%**	**$255,000**	**100%**	**$550,000**

*The Company will not conduct an initial closing until $280,000 has been raised in the Offering as the Intermediary requires the Company to cover certain closing fees (i.e., credit card processing, escrow) and have a required excess buffer above the Target Offering Amount prior to an initial closing.

**In addition to the three percent (3%) cash commission on cash proceeds received in the Offering, the Intermediary will also receive a securities commission equal to one percent (1%) of the Securities sold in this Offering, a one-time $13,185 setup fee and a $2,000 monthly maintenance fee. The one-time setup fee, monthly maintenance fees and other set up costs have been paid by the Manager prior to launching the crowdfunding campaign and will not be reimbursed by the Company to the Manager. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants.

***The Manager advanced $10,000 to the 2023 Cohort in May 2023. The Company will reimburse the Manager for this advance if the Maximum Offering Amount is raised.

Please see the Specific Terms of the Offering on Pages 7 and 20 herein for a description of the CASE Funding Amount requirements. The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) The proceeds will be used to fund the ten (10) professional golfers included in the 2023 Cohort, per separate Contingent Agreements for Shared Earnings.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Membership Units in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by September 15, 2023 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C/A and the Subscription Agreement in Exhibit B (along with all attachments and exhibits thereto), in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing the following Securities:

> **Membership Units**
> **Offering Minimum: $255,000**
> **Offering Maximum: $550,000**
> **Purchase Price Per Share of Security Offered: $1.00**
> **Offering Deadline: September 15, 2023**

The Company will be managed by the Manager and the holders of the Securities will have no rights as to the day-to-day operations of the Company. The rights of the Membership Units may be changed by an amendment to the Company's Operating Agreement.

The primary document governing the rights of Investors holding the Securities is the Company's Operating Agreement (the "**Operating Agreement**"), attached as Exhibit D. All statements in this Form C/A Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Operating Agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Furthermore, in addition to the restrictions on transfer under law, the Operating Agreement contains restrictions on transfer.

Description of Issuer's Securities

General

The Company is offering up to $550,000 and a minimum of $255,000 worth of its Membership Units.

The Company must reach its Target Offering Amount of $255,000 by September 15, 2023. Unless the Company raises at least the Target Offering Amount of $255,000 under the Regulation CF offering by September 15, 2023, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to September 15, 2023, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $550,000 maximum raise.

Moreover, the amount raised in the Offering will dictate the amount of the CASE Funding Amounts. Please see the description of the CASE Funding Amounts detailed in Specific Terms of the Offering on Pages 7 and 20 herein.

The minimum investment per investor is $250. All investments exceeding $250 shall be in $50 increments.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Operating Agreement. For a complete description of our equity interests, you should refer to our Operating Agreement and to the applicable provisions of Delaware law.

Pursuant to the Company's Operating Agreement, the Company is authorized to issue 1,155,000 Membership Units.

Outstanding Capital Interests

As of the date of this Form C/A, one (1) Membership Unit has been issued to Carry: Athlete Investing Inc.

Outstanding Options, SAFEs, Convertible Notes, Warrants

Additionally, no outstanding options, SAFEs, Convertible Notes or Warrants have been issued.

Operating Agreement

As a condition of subscribing to this Offering, the Investor will become a party to the Operating Agreement. The material terms of the Operating Agreement is summarized below. See Exhibit D which shows the full terms of the Operating Agreement.

Voting and Control

The voting rights of the Securities are defined by the Company's Operating Agreement.

Investment management decisions for the Company shall be vested in the Manager.

Distributions

The Securities are entitled to Distributions as defined and enumerated in the Company's Operating Agreement and as summarized above under "**Distribution Waterfall**".

Ownership

Carry: Athlete Investing Inc. is the sole owner of the Company.

Previous Offerings of Securities

We have made no issuances of securities within the last three years, except for the initial issuance of one Membership Unit to Carry: Athlete Investing Inc. upon the formation of the Company on February 22, 2023 pursuant to Section 4(a)(2).

DEBT

As of the date of this Form C/A, the Company has no outstanding debt.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(i)   Carry: Athlete Investing Inc. and the Company intend to enter into a revenue sharing agreement whereby the Company will receive 15% of any revenues generated by Carry: Athlete Investing Inc. in promoting the Company from the sale of corporate sponsorships and affiliate marketing opportunities.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit I.

Cash and Cash Equivalents

As of February 28, 2023, the Company had an aggregate of approximately $0 in cash and cash equivalents, leaving the Company with approximately 0 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company will not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit E for subsequent events and applicable disclosures.

Material Changes and Other Information

This non-material amendment is filed to update the (i) Exhibit B- Investor Website page and (ii) Exhibit E- Financials for Carry: Athlete Investing (due to image size and quality).

**TAX MATTERS**

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

**LEGAL MATTERS**

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.carry.golf.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

/s/Donald Dotson
_____
(Signature)

Donald Dotson
_____
(Name)

Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Donald Dotson
_____
(Signature)

Donald Dotson
_____
(Name)

Manager
_____
(Title)

June 1, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)


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Meet our 2023 Cohort

Watch this video to meet our newest athletes.

INVEST IN THEIR CAREERS NOW

2023 Cohort Player Bios

See Form C for Additional Information

2023 Cohort Intro Video
Carry Golf
Carry
01:19
vimeo

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Remind me...what's the problem here?



It's really expensive to make it to the top of golf and raising funds is often priority #1 for new pros. Tournament entry fees, travel, course access, coaching and fitness, caddies, etc...it all adds up quickly.



Given the high costs of competition, many very talented players compete only part-time, while racking up credit debt or agreeing to loans they can't afford, before ultimately exiting the game they love early.



And while investing in golfers has been around forever, most fans lack access to these opportunities, meaning more golfers go unfunded and more fans miss out on the chance to support a potential would-be star.



Harry Higgs: Carry Ambassador
Carry Golf
HARRY HIGGS
PGA TOUR PLAYER

We have an opportunity to fix this...and have a lot of fun along the way.

Investing in golfers really does make a difference. Click on the video of Harry Higgs to learn how raising funds from private backers allowed him to climb from college to the PGA Tour.

PGA TOUR
Korn Ferry Tour
PGA TOUR Canada & Latinoameirca
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Why invest in golfers?



"Inside-the-Ropes" Access

With our model, you can forge genuine relationships with future Tour players as you learn what it's like while they're competing for their livelihoods. It's all about bringing fans closer to the action and enabling even the highest handicappers to live vicariously through young pros.



"Brag-Worthy" Golf Experiences

Join us for exclusive trips to top golf travel destinations in the US and abroad. Play and compete with pros and a community of fellow amateurs, while enjoying high-end dining, VIP meet-and-greets, and special networking opportunities.



Potential Financial Returns

The financial rewards on golf's top tours continue to increase rapidly. Fan Investors have the potential to benefit from these economic tailwinds, should our golfers reach the top tours. Fan Investors also receive significant product discounts and special perks from our brand partners.

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INVEST NOW

See Form C for additional information

☐ Text Center 2

What are the terms?

We've created our deal structure and pricing tiers based on traditional golf club memberships. Our goal is to provide the right packages for all golf fans, whether you're seeking the most exclusive experiences or just want to be part of the action.

Amount Raising: $550,000 (max)

Minimum Investment: $250

In addition to the perks and benefits noted below, and throughout this site, Fan Investors will receive a pro-rated share of the following cash flows, when applicable, based on their investment contribution and total amount raised:

(1) **15% of golfers' gross, on-course earnings** whenever they compete in tournaments where the purse is at least $1,500,000[1]

(2) **15% revenue share from the managing entity**, Carry: Athlete Investing Inc. (C-Corp), from all advertising / affiliate marketing revenues it generates during the lifespan of the Carry Golf Club (LLC)

For additional investment term info, please see the Form C.



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Drivers off the Deck

$250+

(Unlimited)

I'm interested, tell me more

- Monthly player highlights from Carry Golf Club
- Weekly tournament recaps from the players
- Invites to ad hoc events
- $500 off an OptiShot Ballflight Simulator Bundle (or) 20% off an OptiShot2 Simulator Bundle
- 20% off Inward Half Apparel

Distinguished Patrons

$2,500+

(Unlimited)

I'm interested, tell me more

- **Quarterly Q&A panels / video calls with Carry golfers**
- Monthly player higlights from Carry Golf Club
- Weekly tournament recaps from the players
- Invites to ad hoc events
- $500 off an OptiShot Ballflight Simulator Bundle (or) 20% off an OptiShot2

Major Champions

$5,000+

(Limited to first 150 only)

I'm interested, tell me more

- **Invite to group video Q&A with PGA Tour member Harry Higgs**
- **Quarterly video Q&A panels with Carry golfers**
- Monthly player highlights from Carry Golf Club
- Weekly tournament recaps from the players
- Invites to ad hoc events

Leaders in the Clubhouse

$10,000+

(Limited to first 25 only)

I'm interested, tell me more

- **Invite to 2023 golf retreat, w/Pro-Am tournament, at Streamsong Resort[2]**
- **VIP Dinner with Carry leadership and golfers at Streamsong[3]**
- **Autographed poster of Carry's 2023 Cohort**
- **Invite to group video Q&A with PGA Tour member Harry Higgs**


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FAQ
How does the model work?
Can anyone invest in golfers through the Carry Golf Club?
What are the expected returns from an investment?
How long is the investment time horizon?
How will returns be issued?
How much can I invest?
What are the criteria for being an "accredited investor?"
How can I calculate my net worth?
What do you mean by experiential engagement?
Can you tell us more about the 2023 golf retreat?
The May 2023 Form C/A also mentions "Founding Members"...what's that all about?
We anticipate initiating multiple closings of this crowdfunding campaign in order to distribute funds in an efficient manner to the golfers, so that they may make use of the funds to cover expenses for their 2023 seasons which have already started. As an incentive for those "Fan Investors" who joined our campaign early, and participate in our first close, we will recognize them as "Founding Members" of the Carry Golf Club, LLC. Founding Member benefits shall include, but may not be limited to; early invites to international "bucket-list" golf trips with our brand partner Fairways to Heaven Golf, discounts on Carry merchandising, and Time-Based Bonus Shares.
You mentioned the 2023 golf retreat above...what about future retreats?
Why do we get perks and discounts for the brands listed above?

Note: expanded FAQ are new since our initial Form-C filing in March 2023.



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How much can I invest? +

What are the criteria for being an "accredited investor?" +

How can I calculate my net worth? +

What if I change my mind about investing? +

Do we pick which golfers we invest in from the 2023 Cohort? +

You mentioned the 2023 golf retreat above...what about future retreats? +

Why do we get perks and discounts for the brands listed above? +

Does funding really make a difference for pro golfers? +

How does this compare to previous models of investing in athletes (i.e., FANTEX)? +

What is a Contingent Agreement for Shared Earnings (CASE)? +

What are the tax implications of investing in an equity crowdfunding? +

What happens if Carry does not reach its fundraising goal? +



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this diversifies the return opportunity for our Fan Investors, while enhancing the overall experience of following more golfers and ensuring all players in the 2023 Cohort get the funding they need to keep climbing towards the top tours.

How much has the campaign raised?

As of June 1, we have raised $189,700 from current investors, we have a robust lead pipeline, and we're anticipating bigger commitments to come through before the initial close date. We're also going to invest additional cash from our C-Corp (Carry: Athlete Investing Inc.) balance sheet for marketing and advertising to increase awareness about our campaignand golfers and to attract more "Fan Investors."

Explain the first close purpose and funding requirements?

Our first close on June 10th will allow us to distribute $245,000 across all (10) golfers, ensuring they eachreceive a minimum funding amount of $22,500-$27,500 (depending on their tourstatus). As of June 1, the only funding they have received is a $1,000 advance from our C-Corp balance sheet. Importantly, to execute the first close, we need to have $280,000 in escrow, per Intermediary policy.

Why do we need $280K for the first close to distribute $245K to golfers?

In addition to its 3% cash commission and closing fees (credit card processing, escrow transfers), the Intermediaryrequires us to have a 10% buffer on top of the minimum funding amount in escrow, since this will be our first close as an entity. If necessary, our C-Corp, acting as Manager, may contribute additional funds to the campaign to ensurewe reach the $280,000 escrow target.

talk with your accountant or tax advisor before making an investment.

What happens if Carry does not reach its minimum fundraising goal?

In the unlikely event that we do not reach $280,000 by June 10th, our actions will depend on the difference between the amount in escrow and thetarget minimum. One potential outcome is that we would terminate the campaign and return all funds to investors. Our goal is to avoid this scenario, but we will not execute on investors' capital unless/until we've received enough contributions to make a meaningful impact on our golfers' seasons and careers.

Okay, I've made my investment. What should I expect going forward?

We've created something new and needed here, and we're looking forward to an exciting season for our golfers and for everyone who has contributed to their pro careers!

After our first close, Fan Investors will receive invites to our community portal, where you'll be able to engage with the golfers and access info like tournament updates and schedules. We'll provide routine updates re: events, tournaments, and player performance, with some unique insights from datapartner, Circles.

We'll also be providing updated information over the summer for those who are interested in joining our first trip abroad with F2H, *"Carry goes to Kerry."* Prospective itinerary*

As a reminder, Founding Members receive priority access to these trips through F2H (see above).

**Note that this itinerary is not finalized and is subject to change.*

Note: expanded FAQ are new since our initial Form-C filing in March 2023.

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Investment Documents

Form C
Subscription Agreement

Disclosures

Forward-Looking Statements

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Securities offered through DealMaker Securities LLC

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

Investment offering footnotes for Carry Golf Club LLC
[1] We want to align economic incentives for Carry's golfers and Fan Investors. Per our Contingent Agreement for Shared Earnings contracts, Carry golfers only return a percentage of their gross, on-course earnings when they compete in bigger tour events, where the purses are at least $1.5M. Carry golfers will not return a penny of their earnings from any tournaments where the purses do not reach that $1.5M qualifying event status.

[2,3] We are planning for an end-of-season golf retreat for our athletes and a group of Fan Investors during November 12-14, 2023. The intended destination is Streamsong Resort in Florida; however, the trip itinerary and destination are still pending confirmation. If we ultimately do not host the retreat at Streamsong, then we will ensure that our next option is also a highly-prized golf destination.

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EXHIBIT C
Subscription Agreement
(Attached)

CARRY GOLF CLUB LLC SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN <u>SECTION 5(f)</u>. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ii THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS

PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Carry Golf Club LLC
        234 Seven Farms Drive, 2nd Floor
        Daniel Island, SC 29492

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase Membership Units (the "**Securities**"), of Carry Golf Club LLC, a Delaware limited liability company (the "**Company**"), upon the terms and conditions set forth herein. The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company. The rights of the Securities are as set forth in the Limited Liability Company Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement.

(c)   Subscriber understands that Carry: Athlete Investing Inc., as Manager of the Company, will make all decisions for the Company.

(d)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed $550,000 (the "**Oversubscription Offering**"). The Company may accept subscriptions until September 15, 2023 (the "**Termination Date**"). Providing that subscriptions for $255,000 worth of Securities are received (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**"). In the event the Company raises the Minimum Offering by June 10, 2023 (plus any closing fees and excess buffer required by the Intermediary), the Company will have an initial Closing Date.

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3.	Purchase Procedure.

(a)	Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)	Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.	Representations and Warranties of the Company. The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)	Organization and Standing. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)	Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)	Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms.

(d)	Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary actions on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial Statements. Complete copies of the Company's financial statements consisting of financials of the Company's sole owner, Carry: Athlete Investing Inc., dated as of February 9, 2023 (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of Carry: Athlete Investing Inc. and fairly present the financial condition of Carry: Athlete Investing Inc. as of the date they were prepared. Pooja Tejwani, who has reviewed the Financial Statements, is an independent accounting partner within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(e)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(f)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event**

it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g)   Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, and its Manager, officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Company (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Company of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Company or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Company, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Company or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Company" shall include any wholly owned subsidiary of the Company into which the Company mergers or consolidates. In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Company (and the Company shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF CARRY GOLF CLUB LLC ("CARRY GOLF"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN CARRY GOLF AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT CARRY GOLF'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Company's Membership Units or any securities which may be converted into the Company's Membership Units unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Company of the proposed disposition; (B) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Company, furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Company's securities to the Company's competitors, as determined in good faith by the Company.

8.   Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9.   WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.   Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in Daniel Island, South Carolina. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of Daniel Island, State of South Carolina. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

11.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been

duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this <u>Section 9</u>):

> If to the Company, to:
>
> Carry Golf Club LLC
> 234 Seven Farms Drive, 2nd Floor
> Daniel Island, SC 29492
>
> If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12.   <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

CARRY GOLF CLUB LLC

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Security Interests of Carry Golf Club LLC, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Security Interests the undersigned hereby irrevocably subscribes for is:

$_____
(print aggregate purchase price)

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

_____
(print name of owner or joint owners)

If the Securities are to be purchased in joint names, both Subscribers must sign:

_____
Signature

_____
Signature

_____
Name (Please Print)

_____
Name (Please Print)

_____
E-mail Address

_____
E-mail Address

_____
Address

_____
Address

_____
Address

_____
Telephone Number

_____
Social Security Number/EIN

_____
Date

This Subscription is accepted

on _____, 2023

_____
Address

_____
Telephone Number

_____
Social Security Number/EIN

_____
Date

CARRY GOLF CLUB LLC

By: Carry: Athlete Investing Inc., its Manager

_____
Name: Donald Dotson
Title: CEO

EXHIBIT D
Operating Agreement
(Attached)

LIMITED LIABILITY COMPANY AGREEMENT

OF

Carry Golf Club LLC

Limited liability company units (the "Units") represented by this Agreement have not been registered under the United States Securities Act of 1933, as amended (the "<u>Securities Act</u>"), the securities laws of any state of the United States or any other applicable securities laws in reliance upon exemptions from the registration requirements of the Securities Act and such other laws. The Units are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the securities act and such laws pursuant to registration, qualification, or exemption therefrom and in accordance with the terms of this agreement. The Units have not been approved or disapproved by the securities and exchange commission or by any state or other securities commission or other regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of this offering or the accuracy or adequacy of the offering materials, and any representation to the contrary is unlawful.

LIMITED LIABILITY COMPANY AGREEMENT

OF THE

CARRY GOLF CLUB LLC

This limited liability company agreement (as amended or restated from time to time, this "**Agreement**") of the Company is made as of the Effective Date by and among the Parties.

The Parties agree as follows:

1.   **DEFINITIONS**.

The following terms used in this Agreement shall have the following meanings:

"**Act**": The Delaware Limited Liability Company Act, as it may be amended from time to time and any successor to said law.

"**Affiliate**": with respect to a Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.

"**Agreement**": This limited liability company agreement of the Company, as amended from time to time.

"**Athletes**": shall mean those professional golfers identified in Schedule I hereto, as the same may be modified by the Managing Member, in its sole and reasonable discretion, at any time prior to the two year anniversary of the first loan by the Company to an Athlete.

"**Attorney**": As specified in Section 11.1.

"**Business**": means the Company's business of:
(i)   providing early funding to the Athletes in exchange for a contingent earnings stream as further described in Schedule II annexed hereto (the "**Funding Business**");
(ii)   participating in the Company Profit Share; and
(iii)   facilitating events for Members to engage with Athletes and Athlete related events and unique perks among its Members;

"**Capital Account**": With respect to a Member means the capital account of the Member determined in accordance with Section 2.2.

"**Capital Contribution**": With respect to a Member means the total amount of cash and other assets contributed (or deemed contributed under Section 1.7041(b)(2)(iv)(d) of the Treasury Regulations) to the Company by that Member, net of liabilities assumed or to which the assets are subject.

"**Company Profit-Share**": Company's fifteen percent (15%) interest in annual net revenues earned and received by Carry: Athlete Investing Inc., who is the Managing Member, from selling sponsorships, marketing and advertising related to the Managing Member and athletes that funded by entities managed by the Managing Member, including the Athletes (the "**Promotions**"). The Company Profit Share shall expire on the Outside Date. "Net revenues," for the purposes of this definition, shall mean the gross revenues earned and received by the Managing Member from the Promotions less all costs incurred by the Managing Member allocable to the Promotions, as determined by the Managing Member in its sole, reasonable discretion.

"**Certificate of Formation**": The certificate of formation of the Company, as amended and restated from time to time, filed under the Act.

"**Code**": The Internal Revenue Code of 1986, as amended.

"**Company**": Carry Golf Club LLC

"**Company Expenses**": As specified in Section 3.8(b).

"**Company Minimum Gain**": The "partnership minimum gain" of the Company computed in accordance with the principles of Sections 1.7042(b)(2) and 1.704-2(d) of the Treasury Regulations.

"**Consent**": The approval of a Person to do the act or thing for which the approval is solicited, or the act of granting the approval, as the context may require.

"**Covered Person**": The Managing Member, the Partnership Representative, the Liquidating Trustee, an officer of the Company, and their respective Affiliates.

"**Disability**": With respect to an individual means the incapacity of the individual to engage in any substantial gainful activity with the Company by reason of any medically determinable physical or mental impairment that reasonably can be expected to last for a continuous period of not less than 12 months as determined by a competent physician chosen by the Company and Consented to by the individual or his legal representative, which Consent will not be unreasonably withheld, conditioned or delayed.

"**Distributable Cash**": At any time means that amount of the cash then on hand or in bank accounts of the Company derived from the Business and available for Distribution, including the Funding Business and the Carry Profit-Share, taking into account (i) the amount of cash required for the payment of all current expenses, liabilities and obligations of the Company (including, for the avoidance of doubt, Company Expenses) and (ii) the amount of cash which the Managing Member deems necessary or appropriate to establish reserves for the payment of future expenses, liabilities, or obligations, including liabilities which may be incurred in litigation and liabilities undertaken pursuant to the indemnification provisions of this Agreement.

"**Distribution**": The transfer of money or property by the Company to one or more Members with respect to their Interests, without separate consideration.

"**Effective Date**": The Initial Closing Date.

"**Fiscal Year**": The Company's taxable year, which will be the taxable year ended December 31, or other taxable year as may be selected by the Managing Member in accordance with applicable law.

"**Interest**": With respect to each Member, as of any date, the fractional ownership interest in the Company issued by the Company, which is expressed as a percentage, the numerator of which is the Units issued by the Company to the Member and the denominator of which is the sum of the Units issued by the Company to all Members.

"**Unit Register**": As specified in Section 1.6.

"**Management Fee**": The Managing Member has waived the management fee.

"**Member**": Any Person admitted as a Member of the Company pursuant to Section 3.1 that has not ceased to be a Member pursuant to this Agreement or the Act, having the interests and rights associated with membership in a limited liability company pursuant to this Agreement.

"**Member Minimum Gain**": The "partner nonrecourse debt minimum gain" of the Company computed in accordance with the principles of Section 1.7042(i)(3) of the Treasury Regulations.

"**Member Nonrecourse Deductions**": The "partner nonrecourse deductions" of the Company computed in accordance with the principles of Sections 1.704-2(i)(1) and (2) of the Treasury Regulations.

"**Nonrecourse Deductions**": The "nonrecourse deductions" of the Company computed in accordance with Section 1.704-2(b) of the Treasury Regulations.

"**Net Income**" and "**Net Loss**": For each Fiscal Year, the taxable income and taxable loss, as the case may be, of the Company for that Fiscal Year determined in accordance with federal income tax principles, including items required to be separately stated, taking into account income that is exempt from federal income taxation, items that are neither deductible nor chargeable to a capital account and rules governing depreciation and amortization, except that in computing taxable income or taxable loss, the "tax book" value of an asset will be substituted for its adjusted tax basis if the two differ, and any gain, income, deductions or losses specially allocated under Article V or will be excluded from the computation. Any adjustment to the "tax" book value of an asset pursuant to Section 1.704-1(b)(2)(iv)(e), (f) and (g) of the Treasury Regulations will be treated as Net Income or Net Loss from the sale of that asset.

"**Outside Date**": The last day of the seven-year period beginning on the date of the Closing unless the Administrator has extended that period in accordance with Section 9.2, in which case the "Outside Date" means the expiration of that extended period.

"**Parties**": The Managing Member, the Members, and those Persons who have or may become parties to this Agreement in the future, in accordance with the terms of this Agreement.

"**Partnership Representative**": The Person designated pursuant to Section 8.5.

"**Person**": Any individual or entity.

"**Principal Office Location**": 234 Seven Farms Drive, 2nd Floor, Daniel Island, SC29492.

"**Registered Agent**": 16192 Coastal Highway, Lewes, DE 19958, or such other agent or office in the State of Delaware as the Managing Member may from time to time designate.

"**Subscription Agreement**": With respect to any Member, the subscription agreement entered into by such Member and the Managing Member with respect to the Company.

"**Transfer**": With respect to a Unit, the sale, assignment, transfer, other disposition, pledge, hypothecation or other encumbrance, whether direct or indirect, voluntary, involuntary or by operation of law, and whether or not for value, of that Unit. Transfer includes any transfer by gift, devise, intestate succession, sale, operation of law, upon the termination of a trust, because of or in connection with any property settlement or judgment incident to a divorce, dissolution of marriage or separation, by decree of distribution or other court order or otherwise.

"**Treasury Regulations**": The regulations promulgated by the United States Treasury Department pertaining to a matter arising under the Code.

"**Unit**" the membership unit issued by the Company, up to a maximum of 1,155,000 units, in exchange for a fifty ($50) dollar investment in the Company.

Article I

ORGANIZATIONAL MATTERS

1.1   **Name**. The name of the company shall be Carry Golf Club LLC (the "Company").

1.2   **Purpose**. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing. The Company shall have the power and authority to do any and all acts necessary or convenient to or in furtherance of said purposes, including all power and authority, statutory or otherwise, possessed by, or which may be conferred upon, limited liability companies under the laws of the State of Delaware.

1.3   **Office and Agent**. Registered Office/Registered Agent. The address of the registered office of the Company in the State of Delaware, and the name and address of the registered agent of the Company for service of process on the Company in the State of Delaware, is c/o Harvard Business Services, Inc., 16192 Coastal Highway, Lewes, Delaware 19958.

1.4   **Intent**. It is the intent of the Members that the Company will be treated as a "partnership" for federal income tax purposes. It also is the intent of the Members that the Company not be operated or treated as a "partnership" for purposes of Section 303 of the United States Bankruptcy Code.

1.5   **Qualification**. The Managing Member shall cause the Company to qualify to do business in each jurisdiction where qualification is required. The Managing Member has the power and authority to execute, file and publish all certificates, notices, statements or other instruments necessary to permit the Company to conduct business as a limited liability company in all jurisdictions where the Company elects to do business.

1.6   **Unit Register**. The Managing Member shall enter the name and contact information concerning each Member on the register of Members and Unit ownership ("**Unit Register**") maintained by the Company. Each Member shall promptly provide the Managing Member with the information required to be set forth for that Member on the Unit Register and shall promptly notify the Managing Member of any change to that information. The Managing Member, or a designee of the Managing Member, shall update the Unit Register from time to time as necessary to accurately reflect the information therein as known by the Managing Member, including admission of new Members, but no update will constitute an amendment for purposes of Section 13.1. Any reference in this Agreement to the Unit Register will be deemed to be a reference to the Unit Register as amended and in effect from time to time.

1.7   **Maintenance of Separate Existence**. The Company will do all things necessary to maintain its limited liability company existence separate and apart from the existence of each Member, any Affiliate of a Member and any Affiliate of the Company, including maintaining the Company's books and records on a current basis separate from that of any Affiliate of the Company or any other Person. In furtherance of the foregoing, the Company must (i) maintain or cause to be maintained by an agent under the Company's control physical possession of all its books and records (including, as applicable, storage of electronic records online or in "cloud" services), (ii) account for and manage all of its liabilities separately from those of any other Person, and (iii) identify separately all its assets from those of any other Person.

1.8   **Title to Company Assets**. All assets of the Company will be deemed to be owned by the Company as an entity, and no Member, individually, will have any direct ownership interest in those assets.

1.9   **Events Affecting a Member of the Company Title to Company Assets**. The death, bankruptcy, withdrawal, insanity, incompetency, temporary or permanent incapacity, liquidation, dissolution, reorganization, merger, sale of all or substantially all the stock or assets of, or other change in the ownership or nature of a Member will not dissolve the Company.

1.10   **Events Affecting the Managing Member**. The withdrawal, bankruptcy, or dissolution of the Managing Member, nor the liquidation, reorganization, merger, sale of all or substantially all the stock or assets of, or other change in the ownership or nature of the Managing Member, will not dissolve the Company, and upon the happening of any that event, the affairs of the Company will be continued without dissolution by the Managing Member or any successor entity.

Article II

CAPITAL ACCOUNTS

2.1　　**No Further Capital Contributions**. No Member will be required to make any Capital Contribution beyond that Member's initial Capital Contribution, or lend money to the Company.

2.2　　**Capital Accounts**.

(a)　　A separate capital account will be established and maintained for each Member ("**Capital Account**").

(b)　　The Capital Account of Members will be maintained in accordance with the rules of Section 704(b) of the Code and the Treasury Regulations (including Section 1.704-1(b)(2)(iv)). The Capital Accounts will be adjusted by the Managing Member upon an event described in Sections 1.704-1(b)(2)(iv)(e) and (f)(5) of the Treasury Regulations in the manner described in Sections 1.704-1(b)(2)(iv)(e), (f) and (g) of the Treasury Regulations if the Managing Member determines that the adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company, and at other times as the Managing Member may determine is necessary or appropriate to reflect the relative economic interests of the Members.

(c)　　If any Unit is Transferred pursuant to the terms of this Agreement, the transferee will succeed to the Capital Account and the respective Unit of the transferor to the extent the Capital Account and Unit is attributable to the Units so Transferred.

2.3　　**Interest on Capital**. No Member will be entitled to receive any interest on its Capital Contributions or Capital Account.

2.4　　**Return of Capital Contributions**. Except as otherwise provided in this Agreement, no Member has any right to withdraw or reduce its Capital Contribution.

2.5　　**Waiver of Action for Partition**. Each Member irrevocably waives, during the term of the Company and during the period of its liquidation following dissolution, any right to maintain an action for partition of the Company's assets.

2.6　　**No Priorities of Members**. Subject to the provisions of this Agreement, no Member will have a priority over any other Member as to any Distribution, whether by way of return of capital or by way of profits, or as to any allocation of Net Income, Net Loss or special allocations.

Article III

MEMBERS; MEMBERSHIP CAPITAL

3.1　　**Admission of Members**. The Managing Member may, at its sole discretion, admit any Person as a Member upon signing a counterpart of this Agreement (which may be done by power of attorney or by any other document or instrument of the Company that by its terms is deemed to be an execution of this Agreement, including via the Portal). Admission will be effective when the Managing Member enters the name of that Person on the Unit Register. The Managing Member has the authority, in its sole discretion, to reject any subscription for an Interest in whole or in part. Each Member will continue to be a member of the Company until it ceases to be a member of the Company in accordance with the provisions of this Agreement.

3.2　　**Limited Liability**. No Member will be liable to the Company or to any other Member for (i) the performance, or the omission to perform, any act or duty on behalf of the Company, (ii) the termination of the Company and this Agreement pursuant to the terms of this Agreement, or (iii) the performance, or the omission to perform, on behalf of the Company any act in reliance on advice of legal counsel, accountants or other professional advisors to the Company. In no event will any Member (or former Member) have any liability for the repayment or discharge of the debts and obligations of the Company or be obligated to make any contribution to the Company; *provided, however,* that

(a)   appropriate reserves may be created, accrued and charged against the net assets of the Company and proportionately against the Capital Accounts of the Members for contingent liabilities or probable losses or foreseeable expenses that are permitted under this Agreement, the reserves to be in the amounts that the Managing Member deems necessary or appropriate, subject to increase or reduction at the Managing Member's sole discretion; **and**

(b)   each Member may have other liabilities as are expressly provided for in this Agreement.

3.3   **Nature of Ownership**. Interests held by Members constitute personal property.

3.4   **Admission of Members after Closing**. Except as provided in Article VII, following the first Closing, additional Units may be issued for up to 6 months after the first Closing, after which no new Units will be issued.

3.5   **Dealing with Third Parties**. Unless admitted to the Company as a Member, as provided in this Agreement, no Person will be considered a Member. The Company and the Managing Member need deal only with Persons admitted as Members. The Company and the Managing Member will not be required to deal with any other Person (other than with respect to distributions to assignees pursuant to assignments in compliance with this Agreement) merely because of an assignment or transfer of any Unit to that Person whether by reason of the Incapacity of a Member or otherwise; provided, however, that any Distribution by the Company to the Person shown on the Company's records as a Member or to its legal representatives, or to the assignee of the right to receive the Company's Distributions as provided in this Agreement, will relieve the Company and the Managing Member of all liability to any other Person who may be interested in that Distribution by reason of any other assignment by the Member or by reason of its Incapacity, or for any other reason.

3.6   **Membership Capital**. Upon Closing, each participating Member shall make a Capital Contribution in an amount equal to its accepted "***Subscription Amount***" (as defined in the Member's Subscription Agreement) in exchange for an Interest. A Member's Interest represents the totality of the Member's interests, and the right of that Member to all benefits (including allocations of Net Income and Net Losses and the receipt of Distributions) to which a Member may be entitled pursuant to this Agreement and under the Act, together with all obligations of that Member to comply with the terms and provisions of this Agreement and the Act.

(a)   No Member will be paid interest on any Capital Contribution to the Company or on that Member's Capital Account.

(b)   No Member has any right to demand the return of its Capital Contribution, except upon dissolution of the Company pursuant to Article IX.

(c)   No Member has the right to demand property in return for its Capital Contribution, except upon dissolution of the Company pursuant to Article IX.

3.7   **Members are not Agents.** Pursuant to Article IV of this Agreement, the management of the Company is vested in the Managing Member. No Member has any right to participate in the management of the Company except as expressly authorized by the Act or this Agreement. No Member, acting solely in the capacity of a Member, is an agent of the Company, nor does any Member, unless expressly and duly authorized in writing to do so by the Managing Member, have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf or to render it liable for any purpose.

3.8   **Expenses**.

(a)   At the election of the Managing Member, the Company may retain amounts contributed by the Subscribers toward expenses of the Company in an account in the Company's name as needed. All organizational and operating expenses of the Company will be paid by the Company (excluding any regulatory expenses, or other costs incurred by the Managing Member in connection with its daily operations, including but not limited to salary and other payments to employees or officers of the Managing Member).

(b)   The Company will pay (or reimburse the Managing Member or its affiliates for) or will be responsible for operating costs and expenses incurred by it or on its behalf, including (i) out-of-pocket expenses that are associated with disposing Company assets, including transactions not completed; (ii) extraordinary expenses, if any (such as certain valuation expenses, litigation and indemnification payments); (iii) expenses associated with the Company's tax returns and Schedules K-1, custodial, legal and insurance expenses, any taxes, fees or other governmental charges levied against the Company, (iv) attorneys' and accountants' fees and disbursements on behalf of the Company; (vi) insurance, regulatory or litigation expenses (and damages); (vii) expenses incurred in connection with the winding up or liquidation of the Company (other than liquidation expenses permissible under Article IX); (viii) expenses incurred in connection with the winding up or liquidation of the Company (other than liquidation expenses permissible in the Operating Agreement), expenses incurred in connection with any amendments to the constituent documents of the Company; and (ix) expenses incurred in connection with the distributions to the Members and in connection with any meetings called by the Managing Member (collectively, "**Company Expenses**"). Notwithstanding the foregoing, the Managing Member shall prioritize the Funding Business as described in Schedule II annexed hereto and may, in its sole discretion, waive reimbursement of expenses incurred by the Managing Member on the Company's behalf.

3.9   **Management Fee**. The Managing Member has waived the Management Fee.

3.10   **Nature of Obligations between Members**. Except as otherwise expressly provided, nothing contained in this Agreement will be deemed to constitute any Member, in that Member's capacity as a Member, an agent or legal representative of any other Member or to create any fiduciary relationship between Members for any purpose whatsoever, apart from obligations between the members of a limited liability company as may be created by the Act. Except as otherwise expressly provided in this Agreement, a Member has no authority to act for, or to assume any obligation or responsibility on behalf of, any other Member or the Company.


Article IV

MANAGEMENT AND CONTROL OF THE TEAM


4.1   **Management**. The business and affairs of the Company shall be managed by Managing Member in its capacity as manager of the Company, subject to and in accordance with the terms hereof. The Members hereby appoint Carry: Athlete Investing Inc. as the Managing Member of the Company for the duration of the Company's existence. Except as otherwise provided in this Agreement and subject to the provisions of the Act, the Managing Member has all power and authority to exclusively manage the Company and all of its operations.

(a)   The Managing Member may agree to (i) delegate any matters or actions that it is authorized to perform under this Agreement to employees or agents of the Managing Member or third Persons and (ii) appoint any Persons, with titles as the Managing Member may select, to act on behalf of the Company, with power and authority as the Managing Member may delegate from time to time. Any delegation may be rescinded at any time by the Managing Member.

(b)   The Managing Member may from time to time open bank accounts in the name of the Company, and the Managing Member or a representative of the Managing Member will be the signatory on the bank accounts.

(c)   Third parties dealing with the Company may rely conclusively upon any certificate of the Managing Member to the effect that it is acting on behalf of the Company. The signature of the Managing Member will be sufficient to bind the Company in every manner to any agreement or on any document.

(d)   The Managing Member may resign at any time upon five days' prior written notice to the Members. Upon resignation, the Members holding a majority of the outstanding equity interests of the Company ("**Majority Members**") may appoint a successor Managing Member. The resignation or removal of the Managing Member will not dissolve the Company. The Managing Member will not be required to return any fee previously paid. The provisions of this Section 4.1(d) may not be amended or waived without the written Consent of the Majority Members. In the event of any conflict between the Managing Member and the Majority Members, the Managing Member will control.

4.2   **Duties and Obligations of the Managing Member.**

(a)   The Managing Member shall take all action that may be necessary or appropriate for the continuation of the Company's valid existence and authority to do business as a limited liability company under the laws of the State of Delaware and of each other jurisdiction in which authority to do business is, in the judgment of the Managing Member, necessary or advisable.

(b)   The Managing Member shall prepare or cause to be prepared and shall file on or before the due date (or any extension) any federal, state or local tax returns required to be filed by the Company.

(c)   The Managing Member shall cause the Company to pay any taxes or other governmental charges levied against or payable by the Company; *provided, however,* that the Managing Member will not be required to cause the Company to pay any tax so long as the Managing Member or the Company is in good faith and by appropriate legal proceedings contesting the validity, applicability or amount the tax and the contest does not materially endanger any right or interest of the Company. If deemed appropriate or necessary by the Managing Member, the Company may establish reasonable reserves to fund its actual or contingent obligations under this Section 4.2(c).

(d)   Notwithstanding anything in this Agreement to the contrary, **the Managing Member does not, and will not owe any fiduciary duties of any kind whatsoever to the Company, or to any of the Members, by virtue of its role as the Managing Member**, including, but not limited to, the duties of due care and loyalty, whether those duties were established as of the date of this Agreement or any time hereafter, and whether established under common law, at equity or legislatively defined. It is the intention of the Parties that those fiduciary duties be affirmatively eliminated as permitted by Delaware law and under the Act and the Members hereby waive any rights with respect to those fiduciary duties.

(e)   Notwithstanding any other provision of this Agreement or otherwise applicable provision of law or equity, whenever in this Agreement, the the Managing Member is permitted or required to make a decision (i) in its "sole discretion" or "discretion" or under a grant of similar authority or latitude, the Managing Member will be entitled to consider only those interests and factors as it desires, including its own interests, and will, to the fullest extent permitted by applicable law, have no duty or obligation to give any consideration to any interest of or factors affecting the Company or the Members, or (ii) in its "good faith" or under another expressed standard, the Managing Member shall act under that express standard and will not be subject to any other or different standards. Unless otherwise expressly stated, for purposes of this Section 4.2(f), the Managing Member will be deemed to be permitted or required to make all decisions hereunder in its sole discretion.

4.3   **Rights or Powers of Members**. Except as expressly provided otherwise in this Agreement or by operation of law, the Members (as members of the Company) will have no rights or powers to take part in the management and control of the Company and its business and affairs and will have no power or authority to act for the Company, or bind the Company under agreements or arrangements with third parties as Members. The Members will have the right to vote only on the matters explicitly set forth in this Agreement.

4.4	**The Managing Member May Engage in Other Activities**. The Managing Member shall be engaged in other business in addition to the management of the Company including entering into corporate sponsorship, marketing and advertising arrangements that will generate revenues based on, in part, selling sponsorships, marketing and advertising related to the Managing Member and athletes that are funded by entities managed by the Managing Member, including the Athletes (the "Promotions"). The Company will enter into an agreement with the Managing Member to receive the Company Profit Share in connection with such Promotions business. The Managing Member is not obligated to devote all of its time or business efforts to the affairs of the Company, *provided* that the Managing Member shall devote the time, effort and skill as it determines in its sole discretion may be necessary or appropriate for the proper operation of the Company. Subject to the foregoing, the Managing Member may have other business interests and may engage in other activities in addition to those related to the Company. The Managing Member and its Affiliates may acquire interests in the Company or other companies managed or administered by the Managing Member, or its Affiliates. The Managing Member, and its Affiliates may acquire or possess interests that may be of a different class or type, with different rights and preferences, than those held by the Company. Likewise, the Managing Member and its Affiliates may acquire or possess interests in other companies or business ventures that are competitive with the Company. Neither the Company nor any Member will have the right, by virtue of this Agreement, to share or participate in other investments or activities of the Managing Member or to the income derived therefrom. Except as expressly set forth in this Agreement, the Managing Member and each Member, and their respective Affiliates may engage in or possess any interest in other business ventures of any kind, nature or description, independently or with others, whether those ventures are competitive with the Company or otherwise.

4.5	**Liability for Certain Acts**. The Managing Member shall exercise its business judgment in managing the business operations and affairs of the Company. the Managing Member will not be liable or obligated to the Members for any loss of investment or operations, or mistake of fact or judgement unless fraud, gross negligence, willful misconduct or a wrongful taking is proven by a court of competent jurisdiction. the Managing Member does not guarantee, in any way, the return of any Member's Capital Contribution or a profit for the Members from the operation of the Company. the Managing Member will not incur any liability to the Company or to any of the Members as a result of engaging in any other business or venture.

4.6	**Specific Authority of the Managing Member**. The Managing Member is vested with the authority to submit regulatory and tax filings on behalf of the Company, including, an application to secure a federal Employer Identification Number for the Company. The Managing Member may delegate its authority under this Section 4.6 to a designee in its sole discretion.

<center>**Article V**</center>

<center>**ALLOCATIONS OF NET INCOME AND NET LOSS**</center>

5.1	**Allocation of Net Income and Net Loss**. Except as otherwise provided in this Agreement, for each Fiscal Year, Net Income and Net Loss (including individual items of profit, income, gain, loss, credit, deduction and expense) of the Company will be allocated among the Members in a manner such that the Capital Account balance of each Member, immediately after making that allocation, is, as nearly as possible, equal (proportionately) to the Distributions that would be made to that Member pursuant to Section 9.4 if the Company were dissolved, its affairs wound up and its assets sold for cash, all Company liabilities were satisfied, and the net assets of the Company were distributed in accordance with Section 9.4 to the Members immediately after making that allocation, adjusted for applicable special allocations, computed immediately prior to the hypothetical sale of assets.

5.2	**Allocation Rules**. In the event that Members are issued Units on different dates, the Net Income or Net Loss allocated to the Members for each Fiscal Year during which Members receive Unit s will be allocated among the Members in accordance with Section 706 of the Code, using any convention permitted by law and selected by the Managing Member. For purposes of determining the Net Income, Net Loss and individual items of income, gain, loss credit, deduction and expense allocable to any period, Net Income, Net

Loss and any other items will be determined on a daily, monthly or other basis, as determined by the Managing Member using any method that is permissible under Section 706 of the Code and the Treasury Regulations. Except as otherwise provided in this Agreement, all individual items of Company income, gain, loss and deduction will be divided among the Members in the same proportions as they share Net Incomes and Net Loss for the Fiscal Year or other period in question.

5.3   **Limitation on Allocation of Net Losses**. There will be no allocation of Net Losses to any Member to the extent that the allocation would create a negative balance in the Capital Account of that Member (or increase the amount by which that Member's Capital Account balance is negative).

5.4   **General Tax Allocations**. Except as otherwise provided in this Section 5.4, the taxable income or loss of the Company will be allocated pro rata among the Members in the same manner as the corresponding items of Net Income, Net Loss and separate items of income, gain, loss, credit, deduction and expense (excluding items for which there are no related tax items) are allocated among the Member for Capital Account purposes.

5.5   **Special Tax Allocations**.

(a)   *Minimum Gain Chargeback.* In the event there is a net decrease in the Company Minimum Gain during any Fiscal Year, the minimum gain chargeback provisions described in Sections 1.704-2(f) and (g) of the Treasury Regulations will apply.

(b)   *Member Minimum Gain Chargeback.* In the event there is a net decrease in Member Minimum Gain during any Fiscal Year, the partner minimum gain chargeback provisions described in Section 1.704-2(i) of the Treasury Regulations will apply.

(c)   *Qualified Income Offset.* In the event a Member unexpectedly receives an adjustment, allocation or Distribution described in of Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Treasury Regulations, which adjustment, allocation or Distribution creates or increases a deficit balance in that Member's Capital Account, the "qualified income offset" provisions described in Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations will apply.

(i)   *Nonrecourse Deductions.* Nonrecourse Deductions will be allocated in accordance with and as required in the Treasury Regulations.

(ii)   *Member Nonrecourse Deductions.* Member Nonrecourse Deductions will be allocated to the Members as required in Section 1.704-2(i)(1) of the Treasury Regulations.

(iii)   *Intention.* The special allocations in this Section 5.5 are intended to comply with certain requirements of the Treasury Regulations and will be interpreted consistently. It is the intent of the Members that any special allocation pursuant to this Section 5.5 will be offset with other special allocations pursuant to this Section 5.5. Accordingly, special allocations of Company income, gain, loss or deduction will be made in such manner so that, in the reasonable determination of the Managing Member, taking into account likely future allocations under this Section 5.5, after those allocations are made, each Member's Capital Account is, to the extent possible, equal to the Capital Account it would have been were this Section 5.5 not part of this Agreement.

(d)   *Recapture Items.* In the event that the Company has taxable income in any Fiscal Year that is characterized as ordinary income under the recapture provisions of the Code, each Member's distributive share of taxable gain or loss from the sale of Company assets (to the extent possible) will include a proportionate share of this recapture income equal to that Member's share of prior cumulative depreciation deductions with respect to the assets which gave rise to the recapture income.

(e)   *Tax Credits and Similar Items.* Allocations of tax credits, tax credit recapture, and any items related thereto will be allocated in those items as determined by the Managing Member considering the principles of Treasury Regulation Section 1.704-1(b)(4)(ii).

(f)   *Consistent Treatment.* All items of income, gain, loss, deduction and credit of the Company will be allocated among the Members for federal income tax purposes in a manner consistent with the allocation under this Article V. Each Member is aware of the income tax consequences of the allocations made by this Article V and hereby agrees to be bound by the provisions of this Article V in reporting its share of Company income and loss for income tax purposes. No Member will report on its tax return any transaction by the Company, any amount allocated or distributed from the Company or contributed to the Company inconsistently with the treatment reported (or to be reported) by the Company on its tax return nor take a position for tax purposes that is inconsistent with the position taken by the Company.

(g)   *Modifications to Preserve Underlying Economic Objectives.* If, in the opinion of counsel to the Company, there is a change in the Federal income tax law (including the Code as well as the Treasury Regulations, rulings, and administrative practices thereunder) which makes modifying the allocation provisions of this Article V it necessary or prudent to preserve the underlying economic objectives of the Members as reflected in this Agreement, the Managing Member will make the minimum modification necessary to achieve that purpose.

5.6   **Allocation of Excess Nonrecourse Liabilities**. "Excess nonrecourse liabilities" of the Company as used in Section 1.752-3(a)(3) of the Treasury Regulations will first be allocated among the Member pursuant to the "additional method" described in that section and then in accordance with the manner in which the Managing Member expects the nonrecourse deductions allocable to those liabilities will be allocated.

5.7   **Allocations in Respect of a Transferred Interest**. Except as otherwise provided in this Agreement, amounts of Net Income, Net Loss and special allocations allocated to the Members will be allocated among the appropriate Members in proportion to their respective Interests. If there is a change in any Member's Interest for any reason during any Fiscal Year, each item of income, gain, loss, deduction or credit of the Company for that Fiscal Year will be assigned pro rata to each day in that Fiscal Year in the case of items allocated based on Interests, and the amount of that item so assigned to that day will be allocated to the Member based upon that Member's Interest at the close of that day.

5.8   **Allocations in Year of Liquidation Event**. Notwithstanding anything else in this Agreement to the contrary, the Parties intend for the allocation provisions of this Article V to produce final Capital Account balances of the Members that will permit liquidating Distributions to be made pursuant to the order set forth in Section 9.4. To the extent that the allocation provisions of this Article V would fail to produce the final Capital Account balances, the Managing Member may elect, in its sole discretion, to (a) amend those provisions if and to the extent necessary to produce that result and (b) reallocate income and loss of the Company for prior open years (including items of gross income and deduction of the Company for those years) among the Members to the extent it is not possible to achieve that result with allocations of items of income (including gross income) and deduction for the current year and future years, as approved by the Managing Member. This Section 5.8 will control notwithstanding any reallocation or adjustment of taxable income, taxable loss, or related items by the Internal Revenue Service or any other taxing authority. The Managing Member will have the power to amend this Agreement without the Consent of the other Members, as it reasonably considers advisable, to make the allocations and adjustments described in this Section 5.8. To the extent that the allocations and adjustments described in this Section 5.8 result in a reduction in the Distributions that any Member will receive under this Agreement compared to the amount of the Distributions that Member would receive if all those Distributions were made pursuant to the order set forth in Section 9.4, the Company may make a guaranteed payment (within the meaning of Section 707(c) of the Code) to that Member (to be made at the time that Member would otherwise receive the Distributions that have been reduced) to the extent that payment does not violate the requirements of Sections 704(b) and 514(c)(9)(E) of the Code or may take other action as reasonably determined by the Managing Member to offset that reduction.

Article VI

DISTRIBUTIONS

6.1   **Generally.** The Company will first use available cash to repay outstanding debts and obligations, if any, of the Company, including to pay or settle any accrued and unpaid Company Expenses. Then, subject to Sections 6.2 and 6.6 hereof, the Company will make Distributions, at times and intervals as the Managing Member will determine. All distributions shall be apportioned among the Members pro rata in accordance with their respective Capital Contributions.

6.2   **Annual Distributions**. Within 60 days after the end of each Fiscal Year, the Managing Member shall cause all Distributable Cash, if any, to be distributed to the Members in accordance with Article V and Section 6.1 hereof. In connection therewith, the Managing Member shall determine the amount of the revenues that is distributable from the Funding Business and Company Profit Share for such Fiscal Year.

6.3   **Non-Cash Distributions**. Whenever a Distribution provided for in this Section 6.2 is payable in property other than cash, the value of the Distribution will be deemed to be the value of that property as determined in good faith by the Managing Member.

6.4   **Return of Distributions**. Any Member receiving a Distribution in violation of the terms of this Agreement shall return that Distribution (or cash equal to the net fair value of any property so distributed, determined as of the date of Distribution) promptly following the Member's receipt of a request to return the Distribution from the Managing Member or from any other Member. No third party will be entitled to rely on the obligations to return Distributions set forth in this Agreement or to demand that the Company or any Member make any request for any return.

6.5   **Amounts Withheld**. Any amounts withheld with respect to a Member pursuant to any federal, state, local or foreign tax law from a Distribution by the Company to the Member will be treated as paid or distributed, as the case may be, to the Member for all purposes of this Agreement. In addition, the Company may withhold from Distributions amounts deemed necessary, in the sole discretion of the Managing Member, to be held in reserve for payment of accrued or foreseeable permitted expenses of the Company. Each Member hereby agrees to indemnify and hold harmless the Company from and against any liability with respect to income attributable to or Distributions or other payments to that Member. Any other amount that the Managing Member determines is required to be paid by the Company to a taxing authority with respect to a Member pursuant to any federal, state, local or foreign tax law in connection with any payment to or tax liability (estimated or otherwise) of the Member shall be treated as a loan from the Company to that Member. If that loan is not repaid within 30 days from the date a Managing Member notifies that Member of that withholding, the loan will bear interest from the date of the applicable notice to the date of repayment at a rate at the lesser of (a) the prime rate as identified by the Managing Member plus 4% or (b) the maximum legal interest rate under applicable law, compounded annually. In addition to all other remedies the Company may have, the Company may withhold Distributions that would otherwise be payable to that Member and apply that amount toward repayment of the loan and interest. Any payment made by a Member to the Company pursuant to this Section 6.6 will not constitute a Capital Contribution

6.6   **Member Giveback**. Except as required by applicable law, Section 6.3, or Section 6.6, no Member will be required to repay to the Company, any Member, or any creditor of the Company, all or any part of the Distributions made to that Member.

6.7   **No Creditor Status**. A Member will not have the status of, and is not entitled to the remedies available to, a creditor of the Company with regard to Distributions that the Member becomes entitled to receive pursuant to this Agreement and the Act.

6.8   **Limitations on Distributions**. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a Distribution to any Member on account of its Interest if the Distribution would violate the Act or other applicable law.

Article VII

TRANSFERS

7.1   **Transfers**.

(a)   Except as otherwise expressly provided in this Article VII, no Member may Transfer all or any portion of its Units without (i) providing the Managing Member with a written opinion of counsel regarding the compliance of the proposed Transfer with all applicable securities laws and (ii) obtaining prior written approval of the Managing Member, which approval may be withheld, conditioned or delayed in the Managing Member's sole and absolute discretion. Any attempted Transfer in violation of this Article VII will be null and void *ab initio*, and will not bind the Company.

(b)   The Managing Member will be allowed to Transfer their respective Interests to their respective Affiliates, *provided* that the Managing Member continue to control the Interests.

7.2   **Further Restrictions on Transfers**. Notwithstanding anything in this Agreement to the contrary, in addition to any other restrictions on a Transfer of an Interest, no Interest may be Transferred (a) without compliance with the Securities Act and any other applicable securities or "blue sky" laws, (b) if, in the determination of the Managing Member, the Transfer could result in the Company not being classified as a partnership for federal income tax purposes, (c) if, in the determination of the Managing Member, the Transfer could cause the Company to become subject to the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), (d) if, in the determination of the Managing Member, the Transfer would cause a termination of the Company under Section 708(b)(1)(B) of the Code that would have a material adverse effect on the Company, or (e) the transferee is a minor or incompetent.

7.3   **Permitted Transfers**. Except for the requirement to receive approval from the Manger, all other restrictions upon Transfer specified in Section 7.1 will not apply to any Transfer (a) by a Member who is an individual to (i) that Member's spouse, ex-spouse or domestic partner; (ii) that Member's or Member's spouse's lineal descendants; (iii) any family limited partnership or other entity controlled (which for this purpose shall require that the Member own more than 50% of the equity securities of that entity) by that Member, (iv) a trust established solely for the benefit of that Member, Member's spouse or lineal descendants without regard to age, and (v) from any trust to the beneficiaries of that trust; or (b) by a Member to another Member (each transferee, a "**Permitted Transferee**"); *provided, however*, that the Permitted Transferee (other than a Person who is already a Member) pursuant to the foregoing clauses (a),
(b) and (c) agrees in writing to become a party to this Agreement and to be subject to the terms and conditions of this Agreement. Notwithstanding the foregoing in this Section 7.3, any permitted Transfer must be approved by the Managing Member, which approval will not be unreasonably withheld.

7.4   **Admission of Transferee as a Member**. A Transfer permitted by the Managing Member will only transfer the rights of an assignee as set forth in Section 7.6 unless (a) the transferee is a Member or is admitted as a Member and (b) payment to the Company of a transfer fee in cash which is sufficient, in the Managing Member's sole determination, to cover all reasonable expenses incurred by the Company in connection with the Transfer and admission of the transferee as a Member.

7.5   **Involuntary Transfer of Interests**. In the event of any involuntary transfer of Interests to a Person, that Person will have only the rights of an assignee set forth in Section 7.6 with respect to those Interests.

7.6   **Rights of Assignee**. An assignee has no right to vote, receive information concerning the business and affairs of the Company and is entitled only to receive Distributions and allocations attributable to the Interest held by the assignee as determined by the Managing Member and in accordance with this Agreement.

7.7   **Enforcement**. The restrictions on Transfer contained in this Agreement are an essential element in the ownership of an Interest. Upon application to any court of competent jurisdiction, a Managing Member will be entitled to a decree against any Person violating or about to violate those restrictions, requiring their specific performance, including those prohibiting a Transfer of all or a portion of its Interests.

7.8   **Death or Disability of a Member**. Upon the Disability or death of a Member, that Member will cease to be a member of the Company and that disabled Member or the legal representative of that deceased Member's estate (or the trustee of a living trust established by that deceased Member if that Member's Interests have been transferred to a trust) will have the rights only of an assignee.

7.9   **Compulsory Redemption**. The Managing Member may, by notice to any Member, force the sale of all or a portion of that Member's Interest on terms as the Managing Member determines to be fair and reasonable, or take other action as it determines to be fair and reasonable in the event that the Managing Member determines or has reason to believe that: (i) that Member has attempted to effect a Transfer of, or a Transfer has occurred with respect to, any portion of that Member's Interest in violation of this Agreement; (ii) continued ownership of that Interest by that Member is reasonably likely to cause the Company to be in violation of securities laws of the United States or any other relevant jurisdiction or the rules of any self-regulatory organization applicable to the Managing Member or its Affiliates; (iii) continued ownership of that Interest by that Member may be harmful to the business or reputation of the Company or the Managing Member, or may subject the Company or any Members to a risk of adverse tax or other fiscal consequence; (iv) any of the representations or warranties made by that Member under this agreement or under any Subscription Agreement signed by that Member in connection with the acquisition of an Interest was not true when made or has ceased to be true; (v) any portion of that Member's Interest has vested in any other Person by reason of the bankruptcy, dissolution, incompetency or death of that Member; or (vi) it would not be in the best interests of the Company, as determined by the Managing Member, for that Member to continue ownership of its Interest.

Article VIII

RECORDS, REPORTS AND TAXES

8.1   **Books and Records**. The Managing Member will maintain all of the information required to be maintained by the Act at the Company's principal office, with copies available at all times during normal business hours for inspection and copying upon reasonable notice by any Member or its authorized representatives for any purpose reasonably related to that Member's status as a member, including as applicable:

(a)   promptly after becoming available, a copy of the Company's federal, state and local income tax returns, if any, for each Fiscal Year;

(b)   a current list of the full name and last known business, residence or mailing address of that Member and each Managing Member; a copy of this Agreement and all amendments, together with executed copies of (i) any powers of attorney and (ii) any other document pursuant to which this Agreement or any amendments have been executed or have been deemed to be executed; and

(c)   true and full information regarding the amount of cash contributed by that Member and the date on which that Member became a Member.

8.2   **Reports.**

(a)   *Governmental Reports*. The Company will file all documents and reports required to be filed with any governmental agency in accordance with the Act.

(b)   *Tax Reports*. The Company will prepare and duly and timely file, at the Company's expense, all tax returns required to be filed by the Company. The Managing Member will send or cause to be sent to each Member within 90 days after the end of each Fiscal Year, or a later date as determined in the discretion of the Managing Member, information relating to the Company as is necessary for the Member to complete its federal, state and local income tax returns that include that Fiscal Year.

8.3   **Bank Accounts**. All funds of the Company will be deposited with banks or other financial institutions in the account or accounts of the Company or the Company as may be determined by the

Managing Member who will ensure records are maintained for the Company assets associated with the Company separately from the assets of any other Person.

8.4   **Tax Elections**. Except as otherwise expressly provided in this Agreement, the Company will make certain tax elections as the Managing Member may determine. The Managing Member may, in its sole discretion, make an election under Section 754 of the Code.

8.5   **Partnership Representative**. The Managing Member will be the "partnership representative" within the meaning of Code Section 6223 (the "**Partnership Representative**"). The Partnership Representative will have all of the powers and authority of a "partnership representative" under the Code. The Partnership Representative will represent the Company (at the Company's expense) in connection with all administrative and judicial proceedings by the Internal Revenue Service or any taxing authority involving any tax return of the Company, and may expend the Company's funds for professional services and associated costs. The Partnership Representative will provide to the Members notice of any communication to or from or agreements with a federal, state or local authority regarding any return of the Company, including a summary of the provisions.

8.6   **Confidentiality**. All information concerning the business, affairs and properties of the Company and all of the terms and provisions of this Agreement will be held in confidence by each Managing Member and Member and their respective Affiliates, subject to any obligation to comply with (a) any applicable law, (b) any rule or regulation of any legal authority or securities exchange, (c) any subpoena or other legal process to make information available to the Persons entitled thereto or (d) the enforcement of that Party's rights under this Agreement (or under any employment agreement with that Member, if any) in any legal process, arbitration, as a Member, Managing Member, or employee, as applicable. Confidentiality will be maintained until that time, if any, as the confidential information either is, or becomes, published or a matter of public knowledge (other than as a result of a breach of this Section 8.6); provided that each Party recognizes that the privilege each has to maintain, in its sole discretion, the confidentiality of a communication relating to the transactions, including a confidential communication with its attorney or a confidential communication with a federally authorized tax practitioner under Section 7525 of the Code, is not intended to be affected by the foregoing provisions of this sentence. Notwithstanding this Section 8.6, the Managing Member may use confidential information about the Company and its Members in data aggregation, so long as the data use does not include the disclosure of information that could reasonably be used to identify any Member.


Article IX

DISSOLUTION AND LIQUIDATION


9.1   **Dissolution**. The Company will be dissolved and its affairs wound up upon any of the following:

(a)   the Outside Date;

(b)   the final Distribution of the net assets of the Company to the Members or a Liquidating Vehicle in accordance with Section 9.9;

(c)   the dissolution of the Company;

(d)   determination by the Managing Member in its sole discretion to dissolve the Company; or

(e)   entry of a judicial decree of dissolution of the Company pursuant to the Act.

9.2   **Date of Dissolution**. Dissolution of the Company will be effective on the day on which the event occurs giving rise to the dissolution, but the Company will not terminate until the assets of the Company have been liquidated and distributed as provided in this Agreement. Prior to a dissolution pursuant to Section 9.1, the Managing Member, in its sole discretion, may extend the period of time between the date of Closing and the Outside Date by unlimited successive one-year periods. Notwithstanding the dissolution of the Company, prior to the termination of the Company, the business of the Company and the rights and obligations of the

Members will continue to be governed by this Agreement.

9.3 **Winding Up**. Upon the occurrence of any event specified in Section 9.1, the Company will continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, satisfying the claims of its creditors, and distributing any remaining assets in cash or in kind, to the Members in accordance with this Agreement. The Liquidating Trustee will be responsible for overseeing the winding up and liquidation of the Company and will cause the Company to sell or otherwise liquidate all of the Company's assets, discharge or make provision for all liabilities of the Company and all costs relating to the dissolution, winding up, and liquidation and distribution of assets, establish reserves as may be necessary to provide for contingent liabilities of the Company (for purposes of determining the Capital Accounts of the Members, the amounts of those reserves will be deemed to be an expense of the Company and will be deemed income to the extent it ceases to be reserved), and distribute the remaining assets to the Members, in the manner specified in Section 9.4. The Liquidating Trustee will be allowed a reasonable time for the orderly liquidation of the Company's assets and discharge of its liabilities, so as to preserve and upon disposition maximize, to the extent possible, the value of the Company's assets.

9.4 **Liquidation**. The Company's assets will be paid or distributed in the following order:

(a) first, to creditors to the extent otherwise permitted by applicable law in satisfaction of all liabilities and obligations of the Company, including expenses of the liquidation (whether by payment or the making of reasonable provision for payment), other than liabilities for which reasonable provision for payment has been made and liabilities, if any, for Distributions to Members;

(b) next, to the establishment of those reserves for contingent liabilities of the Company as are deemed necessary by the Liquidating Trustee (other than liabilities for which reasonable provision for payment has been made and liabilities, if any, for Distribution to Members and former Members under the Act);

(c) next, to Members and former Members in satisfaction of any liabilities for Distributions under the Act, if any;

(d) next, to the Members, on a pro rata basis in the order of priority set forth in Section 6.1.

9.5 **No Liability**. Notwithstanding anything in this Agreement to the contrary, upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations, if any Member has a negative Capital Account balance (after giving effect to all contributions, Distributions, allocations and other Capital Account adjustments for all Fiscal Years, including the Year in which that liquidation occurs), neither that Member nor any Managing Member will have any obligation to make any contribution to the capital of the Company, and the negative balance of that Member's Capital Account will not be considered a debt owed by that Member or any Managing Member to the Company or to any other Person for any purpose; *provided, however*, that nothing in this Section 9.6 will relieve any Member from any liability under any promissory note or other affirmative commitment that Member has made to contribute capital to the Company.

9.6 **Limitations on Payments Made in Dissolution**. Except as otherwise specifically provided in this Agreement, each Member will be entitled to look only to the assets of the Company for Distributions (including Distributions in liquidation) and the Parties will have no personal liability for any Distributions.


Article X

LIMITATION OF LIABILITY; STANDARD OF CARE; INDEMNIFICATION


10.1 **Limitation of Liability**. Unless explicitly agreed upon, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, will be solely the debts, obligations and liabilities of the Company, and will not be those of the Members, or the Covered Persons.

10.2 **Standard of Care**. Neither the Members nor the Covered Persons will have any personal liability whatsoever to the Company, any Member, or their Affiliates on account of that Person's role within the Company, or by reason of that Person's acts or omissions in connection with the conduct of the business of the Company so long as that Person acts in good faith for a purpose which the Person reasonably believes to be in, or not opposed to, the best interests of the Company. Notwithstanding the preceding, nothing contained in this Agreement will protect that Person against any liability to which that Person would otherwise be subject by reason of (a) any act or omission of that Person that involves gross negligence, willful misconduct, bad faith, fraud, or willful and material breach of a material provision of the Operating Agreement or management agreement or (b) any transaction from which that Person or its Affiliate derives any improper personal benefit.

10.3   **Indemnification**. To the fullest extent permitted by applicable law, the Covered Persons will be entitled, out of the Company assets, to be indemnified against and held harmless from any and all liabilities, judgments, obligations, losses, damages, claims, actions, suits or other proceedings (whether under the Securities Act, the Commodity Exchange Act, as amended, or otherwise, civil or criminal, pending or threatened, before any court or administrative or legislative body, and as the same are accrued, in which an Indemnitee may be or may have been involved as a party or otherwise or with which he, she or it may be or may have been threatened, while in office or thereafter (a "**Proceeding**")) and reasonable costs, expenses and disbursements (including legal and accounting fees and expenses) of any kind and nature whatsoever (collectively, "**Covered Losses**") that may be imposed on, incurred by, or asserted at any time against an Indemnitee (whether or not indemnified against by other parties) in any way related to or arising out of this Agreement, the administration of the Company, or the action or inaction of an Indemnitee (including actions or inactions pursuant to Article IX on the Company's dissolution or termination) or under contracts with the Company, except that the Covered Persons will not be entitled to indemnity for Covered Losses with respect to any matter as to which an Indemnitee has been finally adjudicated in any action, suit, or other proceeding, or otherwise by a court of competent jurisdiction, to have committed an act or omission involving his, her or its own gross negligence, willful misconduct, bad faith, fraud, or reckless disregard of his, her or its obligations under this Agreement. The indemnities contained in this Article X will survive the termination of this Agreement.

10.4   **Contract Right; Expenses**. The right to indemnification conferred in this Article X will be a contract right. A Covered Person's right to indemnification under this Agreement includes the right to require the Company to advance the expenses incurred by that Covered Person in defending any Proceeding in advance of its final disposition subject to an understanding to return the amount so advanced if it is ultimately determined that the Covered Person has not met the standard of conduct required for indemnification.

10.5   **Nonexclusive Right**. The right to indemnification and the payment of expenses incurred in defending a Proceeding in advance of its final disposition conferred in this Article X will not be exclusive of any other right which any Person may have or later acquire under any statute or agreement, or under any insurance policy obtained for the benefit of any Managing Member, Partnership Representative or officer of the Company.

10.6   **Severability**. If any provision of this Article X is determined to be unenforceable in whole or in part, that provision will nonetheless be enforced to the fullest extent permissible, it being the intent of this Article X to provide indemnification to all Persons eligible under this Agreement to the fullest extent permitted by applicable law.

10.7   **Insurance**. The Managing Member may cause the Company to purchase and maintain insurance on behalf of any Covered Person who is or was an agent of the Company against any liability asserted against that Covered Person capacity as an agent.


Article XI

POWER OF ATTORNEY


11.1   **Function of Power of Attorney**. Each Member, by its execution of this Agreement, hereby irrevocably makes, constitutes and appoints each of the Managing Member and the Liquidating Trustee, if any, in the capacity as Liquidating Trustee (each is referred to as the "**Attorney**"), as its true and lawful agent and attorney-in-fact, with full power of substitution and full power and authority in its name, place and stead, to make, execute, sign, acknowledge, swear to, record and file (i) this Agreement and any amendment to this Agreement that has been adopted as provided in this Agreement; (ii) the original Certificate of Formation and all amendments required or permitted by law or the provisions of this Agreement; (iii) all instruments or documents required to effect a transfer of Interest; (iv) all certificates and other instruments deemed advisable by the Managing Member or the Liquidating Trustee, if any, to carry out the provisions of this Agreement, and applicable law or to permit the Company to become or to continue as a limited liability company wherein the Members have limited liability in each jurisdiction where the Company may be doing business; (v) all instruments that the Managing Member or the Liquidating Trustee, if any, deems appropriate to reflect a change, modification or termination of this Agreement or the Company in accordance with this Agreement including, the admission of additional Members or substituted members pursuant to the provisions of this Agreement, as applicable; (vi) all fictitious or assumed name certificates required or permitted to be filed on behalf of the Company; (vii) all conveyances and other instruments or papers deemed advisable by the Managing Member or the Liquidating Trustee, if any, including, those to effect the dissolution and termination of the Company (including a Certificate of Cancellation); (viii) all other agreements and instruments necessary or advisable to consummate any purchase of Company assets ; and (ix) all other instruments or papers that may be required or permitted by law to be filed on behalf of the Company.

11.2   **Additional Functions.** The foregoing power of attorney:

(a)   is coupled with an interest, is irrevocable and will survive the subsequent death, disability or Incapacity of any Member or any subsequent power of attorney executed by a Member;

(b)   may be exercised by the Attorney, either by signing separately as attorney-in-fact for each Member or by a single signature of the Attorney, acting as attorney-in-fact for all of them;

(c)   will survive the delivery of an assignment by a Member of all or any portion of its Interest; except that, where the assignee of all of that Member's Interest has been approved by the Managing Member for admission to the Company, as a Substituted Member, the power of attorney of the assignor will survive the delivery of that assignment for the sole purpose of enabling the Attorney to execute, swear to, acknowledge and file any instrument necessary or appropriate to effect that substitution; and

(d)   is in addition to any power of attorney that may be delivered by a Member in accordance with its Subscription Agreement entered into in connection with its acquisition of Units.

11.3   **Delivery of Power of Attorney**. Each Member must execute and deliver to the Managing Member within five days after receipt of the Managing Member's request, any further designations, powers-of-attorney and other instruments as the Managing Member reasonably deems necessary to carry out the terms of this Agreement.


Article XII

MISCELLANEOUS


12.1   **Amendments**. This Agreement is subject to amendment only with the written Consent of the Managing Member and the Majority Members; *provided, however,* that no amendment to this Agreement may:

(a)   Modify the limited liability of a Member; modify the indemnification and exculpation rights of the Covered Persons; or increase in any material respect the liabilities or responsibilities of, or diminish in any material respect the rights or protections of, any Member under this Agreement, in each case, without the Consent of each affected Member or Covered Person, as the case may be;

(b)   Alter the interest of any Member in income, gains and losses or amend any portion of Article III without the Consent of each Member adversely affected by that amendment; *provided, however,* that the admission of additional Members in accordance with the terms of this Agreement will not constitute an alteration or amendment;

(c)   Amend any provisions of this Agreement that require the Consent, action or approval of Members without the Consent of those Members; or

(d)   Amend or waive any provision of this Section 12.1(d) or Section 4.1.

12.2   **Ministerial and Administrative Amendments**. Notwithstanding the limitations of Section 12.1, ministerial or administrative amendments as may in the discretion of the Managing Member be necessary or appropriate and those amendments as may be required by law may be made from time to time without the Consent of any of the Members; *provided, however,* that no amendment will be adopted pursuant to this Section 12.2 unless that amendment would not alter, or result in the alteration of, the limited liability of the Members or the status of the Company as a "partnership" for federal income tax purposes.

12.3   **Amendment Recordation**. Upon the adoption of any amendment to this Agreement, the amendment will be executed by the Managing Member and, if required, will be recorded in the proper records of each jurisdiction in which recordation is necessary for the Company to conduct business. Any adopted amendment may be executed by the Managing Member on behalf of the Members pursuant to the power of attorney granted in Section 12.1.

12.4   **Offset Privilege**. The Company may offset against any monetary obligation owing from the Company to any Members or Managing Member any monetary obligation then owing from that Member or Managing Member to the Company; provided, however, that the offset right will only apply to any monetary obligation owed to that Member or Managing Member in their capacity as a Member or Managing Member.

12.5   **Notices.**

(a)   Any notice or other communication to be given to the Company, the Managing Member or any Member in connection with this Agreement will be in writing and will be delivered or mailed by registered or certified mail, postage prepaid, sent by facsimile or electronic mail or otherwise delivered by hand or messenger.

(b)   Each Member hereby acknowledges that the Managing Member is entitled to transmit to that Member exclusively by e-mail (or other means of electronic messaging) all notices, correspondence and reports, including, but not limited to, that Member's Schedule K-1s.

(c)   Each notice or other communication to the Managing Member will for purposes of this Agreement be treated as effective or having been given upon the earlier of (i) receipt, (ii) the date transmitted by email, with evidence of transmission from the transmitting device, (iii) acknowledged receipt, (iv) when delivered in person, (v) when sent by electronic facsimile transfer or electronic mail at the number or address set forth below and receipt is acknowledged by the Managing Member, (vi) one business day after having been dispatched by a nationally recognized overnight courier service if receipt is evidenced by a signature of a person regularly employed or residing at the address set forth below for that Party or (vii) three business days after being sent by registered or certified mail, return receipt requested, postage prepaid.

(d)   Any notice must be given, if (x) to the Company, to the Company's Principal Office Location, facsimile number or email address, to the attention of the Managing Member and (y) to any Member or Managing Member, to that Member's or Managing Member's address or number specified in the records of the Company. Any Party may by notice pursuant to this Section 12.5 designate any other physical address or email address to which notice to that Party must be given.

12.6   **Waiver**. No course of dealing or omission or delay on the part of any Party in asserting or exercising any right under this Agreement will constitute or operate as a waiver of any right. No waiver of any provision of this Agreement will be effective, unless in writing and signed by or on behalf of the Party to be charged with the waiver. No waiver will be deemed a continuing waiver or future waiver or waiver in respect of any other breach or default, unless expressly so stated in writing.

12.7   **Governing Law**. This Agreement will be construed, performed and enforced in accordance with the laws of the State of Delaware, without giving effect to its conflict of laws principles to the extent those principles or rules would require or permit the application of the laws of another jurisdiction.

12.8   **Dispute Resolution**. Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach of this Agreement, except for any claim or action that the Managing Member or Company may elect to commence to enforce any of its rights or the Members obligations under this Agreement or the Subscription Agreement, will be settled by binding arbitration, before three arbitrators, administered by the American Arbitration Association under and in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction.

(a)   *Location.* Any arbitration will be held in Charlotte, NC.

(b)   *Costs.* Each of the Parties will equally bear any arbitration fees and administrative costs associated with the arbitration. The prevailing Party, as determined by the arbitrators, will be awarded its costs and reasonable attorneys' fees incurred in connection with the arbitration.

(c)   *Consent to Jurisdiction.* The Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any court located in Charleston, South Carolina for recognition or enforcement of any award determined pursuant to this Section 12.8.

12.9   **Remedies**. In the event of any actual or prospective breach or default of this Agreement by any Party, the other parties will be entitled to seek equitable relief, including remedies in the nature of injunction and specific performance (without being required to post a bond or other security or to establish any actual damages). In this regard, the Parties acknowledge that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies under this Agreement are cumulative and not exclusive, may be exercised concurrently and nothing in this Agreement will be deemed to prohibit or limit any Party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including the recovery of damages.

12.10   **Severability**. The provisions of this Agreement are severable and in the event that any provision of this Agreement is determined to be illegal, invalid or unenforceable in any respect by a court of competent jurisdiction, the remaining provisions of this Agreement will not be affected, but will, subject to the discretion of that court, remain in full force and effect, and any illegal, invalid or unenforceable provision will be deemed, without further action on the part of the Parties, amended and limited to the extent necessary to render that provision, as so amended and limited, legal, valid and enforceable, it being the intention of the Parties that this Agreement and each provision will be legal, valid and enforceable to the fullest extent permitted by applicable law.

12.11   **Counterparts**. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. A facsimile, PDF or DocuSign (or similar service) signature will be deemed an original. The Parties hereby Consent to transact business with the Company and each of the other via electronic signature (including via the Portal, DocuSign, eSignLive, or a similar service). Each Party understands and agrees that their signature page may be disassembled and attached to the final version of this Agreement.

12.12   **IRS Circular 230 disclosure**. Any discussion of United States federal tax issues contained in the Subscription Agreement, this Agreement, or concerning the investment in the Company, by the Company, Managing Member, and their respective counsel, is not intended or written to be relied on by the other for purpose of avoiding penalties imposed under the Code. Each Party should seek advice from an independent tax adviser based on their particular circumstances.

12.13   **Further Assurances**. Each Party shall promptly execute, deliver, file or record those agreements, instruments, certificates and other documents and take other actions as the Managing Member may reasonably request or as may otherwise be necessary or proper (to carry out the terms and provisions of this Agreement and to consummate and perfect the transactions contemplated hereby, including: (i) to facilitate the Closing or satisfy any Closing Conditions; (ii) to satisfy applicable anti-money laundering requirements; (iii) for any tax purpose; or (iv) for any other purpose that is consistent with the terms of this Agreement.

12.14   **Assignment**. Except as otherwise provided in this Agreement, and any right, interest or obligation may not be assigned by any Party without the prior written Consent of the Managing Member as set forth in Article VII. Any purported assignment without Consent will be *ab initio* null and void and without effect.

12.15   **Binding Effect**. This Agreement will be binding upon and inure to the benefit of the Parties and their respective legal representatives, successors and permitted assigns. This Agreement is not intended, and will not be deemed, to create or confer any right or interest for the benefit of any Person not a party to this Agreement.

12.16   **Titles and Captions**. The titles and captions of the Articles and Sections of this Agreement are for convenience of reference only and do not in any way define or interpret the intent of the Parties or modify or otherwise affect any of the provisions hereof and shall not have any effect on the construction or interpretation of this Agreement.

12.17   **Construction**. In this Agreement: (a) words importing the singular number only shall include the plural and vice versa and words importing the masculine gender only shall include the feminine and neuter genders and *vice versa*; (b) the words "include", "includes" and "including" mean "include", "includes" or "including", in each case, "without limitation"; (c) reference to any agreement or other instrument in writing means such agreement or other instrument in writing as amended, modified, replaced or supplemented from time to time; (d) unless otherwise indicated, time periods within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and (e) whenever any payment to be made or action to be taken hereunder is required to be made or taken on a day other than a business day, such payment shall be made or action taken on the next following business day. To the fullest extent permitted by law, any ambiguities in this Agreement will be resolved without reference to which party may have drafted this Agreement.

12.18   **Side Letters**. Notwithstanding the provisions of this Agreement or of any Subscription Agreement, it is hereby acknowledged and agreed that the Managing Member on its own behalf or on behalf of the Company, without the approval of any other Person, may enter into letter agreements with one or more Members that have the effect of establishing rights under, or altering or supplementing the terms of, this Agreement or any Subscription Agreement with respect to the Member or Members party thereto for the purposes of facilitating the Business.

(Signature Page Follows)

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement effective as of the Effective Date.

CARRY: ATHLETE INVESTING INC.

DocuSigned by:

Donald Keith Dotson

7F831296C0B9433...

By: Donald Dotson, CEO

SCHEDULE I

Athlete List

SCHEDULE II

Athlete Team Funding Terms

Target Number of Athletes: 10

CASE Funding Amount: $45,000 -$55,000 first year per Athlete
$45,000-$55,000 second year (subject to inflation adjustment) per Athlete

CASE Funding Period: 2 years

Earnings Return Rate: 15% of earnings from all golf tournaments with a total purse of at least $1.5MM (each, a "**Qualifying Event**") that Athlete participates in.

Earning Return Term: 7 years if Athlete participates in first and second years
4 years if Athlete participates in one year

The Company will fund Athletes the CASE Funding Amount for up to two (2) consecutive years for the purposes of supporting their efforts to join a professional golf tour (such fully participating Athlete, a "**Fully Participating Athlete**"). If any Athlete declines to receive the CASE Funding Amount for the second year, the Managing Member will endeavor to identify another Athlete (each of the declining and substituted Athletes, a "**Partially Participating Athlete**") to receive the CASE Funding Amount for the second year within the CASE Funding Period. Additionally, the Managing Member may exercise its sole discretion in allocating CASE Funding Amounts across Athletes in the event that the Company is unable to fund the CASE Funding Amount for all Athletes across the CASE Funding Period. Such adjustments to allocations may impact the duration of the Earnings Return Terms.

The maximum CASE Funding amount that will be funded for the Earning Return Rate to any single Athlete by the Company within the two-year period will be $110,000. The total CASE Funding amount targeted to be funded across the Target Number of Athletes by the end of each of the first and second years will be $525,000. The Company will not enter into any new CASE funding agreements following the end of the second year.

The Earning Return Term for a Fully Participating Athlete will be (7) years from first funding. The Earning Return Term for a Partially Participating Athlete will be (4) years from first funding. During the Earning Return Term for an Athlete, the Company will participate at the Earnings Return Rate from the purse proceeds that an Athlete has earned from Qualifying Events.

Any determination by the Managing Member contemplated by this Schedule II will be conclusive, absent manifest error, and will be absolutely binding upon the Company, each of the Members and their respective successors, personal representatives and permitted assigns.

JOINDER AGREEMENT

THIS JOINDER AGREEMENT is made this _____ day of _____, 2023, by and between _____ (the "New Member"), and Carry Golf Club LLC, a Delaware limited liability company (the "**Company**"), pursuant to the terms of the Limited Liability Company Agreement of the Company dated as of _____, 2023, including all exhibits and schedules thereto (the "**LLC Agreement**"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the LLC Agreement.

RECITALS:

WHEREAS, the Company and the New Member entered into the LLC Agreement to impose certain restrictions and obligations upon themselves, and to provide certain rights, with respect to the Company and their respective Membership Interests; and

WHEREAS, the LLC Agreement provides that a Person may only be admitted as a Member in the Company upon signing a counterpart to the LLC Agreement.

NOW, THEREFORE, in consideration of the mutual promises of the parties and as a condition of the purchase or receipt by the New Member of an Interest, the New Member acknowledges and agrees as follows:

1.   The New Member has received and read a copy of the LLC Agreement.

2.   The New Member agrees that the Interest it is acquiring is subject to all of the terms and conditions of the LLC Agreement, and hereby joins in, and agrees to be bound by, all of the terms and conditions of the LLC Agreement to the same extent as if the New Member were an original party to the LLC Agreement. This Joinder Agreement shall be attached to and become a part of the LLC Agreement.

3.   Any notice required or permitted by the LLC Agreement shall be given to the New Member at the address listed beneath the New Member's signature below.

4.   THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE.

AGREED TO AND ACCEPTED BY: AGREED TO AND ACCEPTED BY:

NEW MEMBER   CARRY GOLF CLUB LLC

By:_____   By:_____

Date: Name:
        Date:

EXHIBIT E
Financial Statements
(Attached)



Financial Review Report
Carry Golf Club LLC.

Financial Period Ended March 04, 2023

Prepared Under Generally Accepted Accounting Principle (GAAP)

CONTENTS

CPA CFO Firm (Accounting Partner)
Taxconsultant.poojacpa@gmail.com
301 S. Park PO Box 200513, Helena, MT 59620-0513

Independent Accountants' Review Report

Mar 06, 2023

Re: CARRY GOLF CLUB LLC

To Whom It May Concern

We have reviewed the accompanying Balance Sheet of Carry Golf Club LLC as of March 04, 2023 along with the related Statement of Profit & Loss Account, General Ledger Report, and Bank Transactions for the period extending from February 01, 2023 to March 04, 2023. A review includes primarily applying analytical procedure to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance to the Generally Acceptable Accounting Principle accepted in the United States of America. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the reviews in accordance with statements on standards for accounting and review services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures on obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Review Statement

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United State of America.

Other Reporting Requirements

In accordance to the above statement, we have also issued our report dated **Mar 06, 2023** on our consideration of Carry Golf Club LLC internal control over financial reporting and on our tests of its compliance with certain provisions. The purpose of that report is to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on internal control over financial reporting or on compliance. That report is an integral part of a financial review performed in accordance with the GAAP standard, in considering Carry Golf Club LLC with internal control over financial reporting and compliance.

_____

Pooja Tejwani
Certified Public Accountant
Lic# PAC-CPAP-LIC-033536

CARRY GOLF CLUB LLC
BALANCE SHEET
AS ON MARCH 04, 2023

	$
MEMBER EQUITY	
OWNER EQUITY	-
RETAINED EARNING	-
	-
CURRENT LIABILITIES	
PAYROLL LIABILITIES	-
	-
	-
ASSETS	
NON-CURRENT ASSETS	
MISC ASSETS	-
	-
CURRENT ASSETS	
CASH & BANK	-
	-
	-

There is no activity yet due to new entity.

CARRY GOLF CLUB LLC
STATEMENT OF PROFIT & LOSS
FOR THE PERIOD ENDED MARCH 04, 2023

	$
SALES	
Revenue	-
Net Sales/ Services	-
COST OF SALES	
Cost of sales	-
Gross Profit / (Loss)	-
ADMINISTRATIVE & SELLING EXPENSES	
Miscellaneous	-
Total Administrative and Selling Expenses	-
Net Profit / (Loss)	-

There is no activity yet due to new entity.



Financial Review Report
Carry-Athlete Investing Inc.

Financial Period Ended December 31, 2022

Prepared Under Generally Accepted Accounting Principle (GAAP)

CONTENTS

CPA CFO Firm (Accounting Partner)
Taxconsultant.poojacpa@gmail.com
301 S. Park PO Box 200513, Helena, MT 59620-0513

Independent Accountants' Review Report

Feb 09, 2023

Re: CARRY-ATHLETE INVESTING INC

To Whom It May Concern

We have reviewed the accompanying Balance Sheet and Cash Flow Statement of Carry-Athlete Investing Inc as of December 31, 2022 along with the related statement of operations, Profit & Loss Statement, General Ledger Report, and Bank Transactions for the period extending from January 01, 2022 to December 31, 2022. A review includes primarily applying analytical procedure to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance to the Generally Acceptable Accounting Principle accepted in the United States of America. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the reviews in accordance with statements on standards for accounting and review services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures on obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Review Statement

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United State of America.

Other Reporting Requirements

In accordance to the above statement, we have also issued our report dated **Feb 09, 2023** on our consideration of Carry-Athlete Investing Inc internal control over financial reporting and on our tests of its compliance with certain provisions. The purpose of that report is to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on internal control over financial reporting or on compliance. That report is an integral part of a financial review performed in accordance with the GAAP standard, in considering Carry-Athlete Investing Inc with internal control over financial reporting and compliance.

Pooja Tejwani
Certified Public Accountant
Lic# PAC-CPAP-LIC-033536

CARRY-ATHLETE INVESTING INC
STATEMENT OF FINANCIA POSITION
AS OF DECEMBER 31, 2022

| | FY-2022 |
	$
EQUITY AND LIABILITIES	
EQUITY CAPITAL	603,275.00
FINANCING COST	(14,235.00)
RETAINED EARNINGS	(587,319.68)
	1,720.32
CURRENT LIABILITIES	
ACCOUNTS PAYABLE/CONTRACT LIABILITIES	46,750.00
OTHER PAYABLE	-
	46,750.00
	48,470.32
ASSETS	
NON-CURRENT ASSETS	
PROPERTY AND EQUIPMENT	-
	-
CURRENT ASSETS	
ACCOUNTS RECEIVABLE	-
CASH & BANK BALANCE	48,470.32
	48,470.32
	48,470.32

CARRY-ATHLETE INVESTING INC
STATEMENT OF PROFIT AND LOSS ACCOUNT
FOR THE PERIOD ENDED DECEMBER 31, 2022

	FY-2022
	$
SALES/ REVENUE	
Operating Revenue - Merchandise Sales	204.47
Other Sale	-
Total Revenue	**204.47**
COST OF SALES	
Cost of Sale	-
Gross Profit / (Loss)	**204.47**
ADMINISTRATIVE & SELLING EXPENSES	
Ambassador Program Distributions	420,000.00
Marketing Expenses	100,182.01
Legal Expense	15,637.75
Travel	11,750.45
Rent	6,650.00
Ambassador Program - Athlete Expenses	4,369.41
G&A	20,528.00
Meals & Entertainment	2,413.04
Charitable Contribution	2,000.00
Personnel Expense	1,527.00
Technology Expenses	2,272.73
Office Supplies	82.00
Postage	56.53
Bank/Financial Services Fees	56.00
Depreciation & Amortization	-
Interest Expense (Income)	(0.77)
Total Administrative and Selling Expenses	**587,524.15**
Operating Profit / (Loss)	**(587,319.68)**
Net Profit / (Loss)	**(587,319.68)**

CARRY-ATHLETE INVESTING INC
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2022

	FY-2022
	$
CASH FLOW FROM OPERATING ACTIVITIES	
Net increase/decrease in from operations activity	(587,319.68)
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities	
Net increase/ decrease in working capital	46,750.00
	46,750.00
Cash generated from / (used in) operations	(540,569.68)
Net Cash Flow from / (used in) Operating Activities	(540,569.68)
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase/Sale of fixed assets	-
Net Cash Flow (used in) Investing Activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Other Funds	-
Issuance (repayment) of equity	589,040.00
Net Cash Flow from Financing Activities	589,040.00
Net Increase/(Decrease) in Cash and Cash Equivalents	48,470.32
Cash and Cash Equivalents at the Beginning of the Year	-
Cash and Cash Equivalents at the End of the Year	48,470.32

The annexed notes form an integral part of these financial statements.

CARRY-ATHLETE INVESTING INC. (The Company)

Notes to the Financial Statements
For the Period Ended December 31, 2022

NOTE I - ORGANIZATION

Carry-Athlete Investing Inc, is a fan engagement and fintech platform, enabling sports fans to support "early-stage" pro athletes, and provide the runway they need to train and compete the right way, by investing directly into the athletes' careers in exchange for experiential opportunities, brand partner perks, and potential financial returns. Carry's initial target market is focused on supporting the careers of up-and-coming professional golfers, while bringing fans closer to the action. The company officially launched in early 2022 by making balance sheet investments in nine golfers and is preparing to introduce a new cohort of 12 golfers (six men, six women) for fans to support via a public crowdfunding campaign run directly from Carry's website. Carry will leverage the reputation, technology, and compliance infrastructure of Dealmaker to execute the crowdfunding campaign. The capital raise funds will go to an escrow account for a new entity (subsidiary of Carry's C-Corp), for onward distribution to the 12 golfers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the authoritative source in the preparation of financial statements. All balances are expressed in United States dollars ("USD" or "U.S. dollars"), the Company's functional currency. The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, necessary to fairly present the accompanying financial statements.

Trade Receivable: Trade receivables are stated at the amount management expects to collect for balances outstanding at period end. Management closely monitors outstanding account receivable and charges off to expense any balances that are determined to be uncollectable. Based on management's assessments of the credit history with customers having outstanding balances and current relationships with them, they have concluded that realization losses on balances outstanding at period end will be immaterial. Accordingly, there was no allowance for doubtful accounts. Bad debt expense was $0 for the interim period ended December 31, 2022.

Use of Estimates: The preparation of financial statements in conformity with accounting with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from the estimates.

Advertisement: The Company follows the policy of charging the costs of advertising to expense as incurred.

Property and Equipment: The Company values its investment in property and equipment at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated service life of the assets being depreciated.

Cash and Cash Equivalent: Cash consist of cash in hand or deposit with the bank till December 31, 2022

Income Taxes: For U.S. federal income tax purposes, taxes related to income earned by the company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition. The stockholder is taxed on their proportionate share of the Company's taxable income. Accordingly, no provisions or liability for income taxes are included in these financial statements. The Company recognizes interest and penalties as operating expenses in the year they are incurred. The Company's income tax returns are subject to possible federal and state examination, generally three years after they are filed.

Investing Activities: Investing activities include making and collecting loans, purchasing and selling debt or equity instruments of other reporting entities, and acquiring and disposing of property, plant, and equipment and other productive assets used in the production of goods or services.

Financing Activities: Financing activities include borrowing money and repaying or settling the obligation, and obtaining equity from owners and providing owners with a return on, or return of, their investment.

Note 3 - SUBSEQUENT EVENTS

The management has performed an analysis of the activities and transactions subsequent to December 31, 2022 to determine the need for any adjustments to and/or disclosures within the financial statements as of and for the year ended December 31, 2022. The management has performed such analysis through Dec 01, 2022, the date the financial statements were available to be issued.

_____